09010865

SORL Auto Parts, Inc.

2008 Annual Report

2008 Highlights

SORL Auto Parts, Inc. had a significant year in 2008.

Here are some financial highlights:

- **Revenue increased 13.1% year-over-year to $130.9 million**
- **Net income increased 15.1% year-over-year to $12.4 million**
- **China domestic OEM revenue climbed 18.6% year-over-year to $49.0 million**
- **China domestic aftermarket revenue rose 14.1% year-to-year to $35.5 million**
- **Export revenue increased 6.9% year-over-year to $46.4 million**

Dear Investors,

At SORL, we develop, manufacture and distribute automotive air brake valves and related components to automotive OEMs and the aftermarket. While our business operations are located in China, our market encompasses both China and beyond. Our company started out in early 2004 as a Sino-foreign joint venture. We have since become a Nasdaq Glocal Market listed company, with revenues of over $100 million.

We are pleased with our financial performance in 2008. As you may be aware, 2008 has been an eventful year for China, and hence for our company, as well. The major snow storm we experienced in South China; the decrease in demand from major OEMs due to the implementation of the China III emission standard; the traffic control during the 2008 Beijing Olympic Games; lastly, the global financial crisis that has had particularly negative effects on the automobile industry. However, we are pleased that we continue to demonstrate growth in our business. Revenue in 2008 grew 13.1%, and Gross Margin rose to 25.7 respectively.

China is undoubtedly one of the largest markets for auto manufacturers. Chinese government has gradually relaxed the restrictions related to the capital flows into the industry, including lowering the barrier for foreign investment and private capital to invest in the CBU (Complete-built-unit) auto industry. In addition, the government has stated the automobile industry is a primary focus in its RMB 4 trillion stimulus package.

We will be fully prepared to capitalize on any opportunities that presented by the government's policy supporting the industry. We will keep pace with the rapid development of new automobile technologies, and meet the requirements from increasingly demanding OEM customers, such as zero defects, and cost reduction. Simultaneously, to partner with OEM customers in the entire process from product design development and production to costing, quality control and final delivery. In addition, we will strength our market position in bus and agricultural vehicle market segment, and use any external resources to grow our business.

We thank our employees for their dedication and creatively, and we appreciate the support of our investors.

Xiao Ping Zhang
Chairman of the Board and CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K, as amended

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended - DECEMBER 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from

Commission file number 0-024828

SORL AUTO PARTS, INC.
(Name of Issuer in Its Charter)

DELAWARE (State or Other jurisdiction of Incorporation or Organization)	30-0091294 (I.R.S. Employer Identification No.)

NO.1169 YUMENG ROAD
RUIAN ECONOMIC DEVELOPMENT DISTRICT
RUIAN CITY, ZHEJIANG PROVINCE
PEOPLE'S REPUBLIC OF CHINA
(Address of Principal Executive Offices, including zip code.)

86-577-65817720
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
COMMON STOCK: 0.002 PARVALUE	NASDAQ GLOBAL MARKET

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated-filer ☐ Non-accelerated ☐ Smaller Reporting Company☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

State issuer's revenues for its most recent fiscal year December 31, 2008: $130,893,422

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of the last business day of registrant's most recently completed second fiscal quarter. As of June 30, 2008, the value was approximately $37,231,185.

State the number of shares outstanding of each of the issuer's classes of common equity: 18,279,254 as of March 17, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareholders, scheduled for June 10th, 2009, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS

Through its 90% ownership of the Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture (the "Joint Venture"), SORL Auto Parts, Inc. (the "Company") develops, manufactures and distributes automotive air brake valves and related components to automotive original equipment manufacturers, or OEMs, and the related aftermarket both in China and internationally. Installed on the chassis, air brake valves include a collection of various air brake components using compressed air and functioning as the execution device for service braking and parking braking. The Company's products are principally used in commercial vehicles weighing over three tons, such as trucks and buses. Air brake valves are critical components that ensure driving safety.

The Joint Venture was formed in China as a sino-foreign joint venture on January 17, 2004, pursuant to the terms of a Joint Venture Agreement (the "JV Agreement") between the Ruili Group Co., Ltd. (the "Ruili Group") and Fairford Holdings Limited ("Fairford"), a wholly owned subsidiary of the Company. The Ruili Group was incorporated in the PRC in 1987 and specialized in the development, production and sale of various kinds of automotive parts. Fairford and the Ruili Group contributed 90% and 10%, respectively, of the paid-in capital of the Joint Venture, which totaled $43.4 million.

Effective January 19, 2004 the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). The Ruili Group began the automotive air brake valve business in 1987. The acquisition was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000. The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm. Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture. The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

On November 30, 2006, the Company completed a follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of offering, exercised its over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of underwriter's discount of approximately from $0.3 million, the Company received $4.3 million. The aggregate net proceeds to the Company of this offering was approximately $32.5 million, which included the $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters.

On December 8 and 26, 2006, through Fairford, the Company invested $32.67 million in its operating subsidiary, the Ruili Group Ruian Auto Parts Co., Ltd. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $3.63 million. Accordingly,the Company continues to hold a 90% controlling interest in the operating subsidiary.

The Joint Venture is located in Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Wenzhou is a southeast coastal city and is a center of automotive parts manufacturing in China. The Company's main products include spring brake chambers, clutch servos, air dryers, and main valves and manual valves, all of which are widely used in the brake systems for various types of commercial vehicles weighing more than three tons such as trucks and buses. Reliable functioning of those valves is critical to safety both when driving and parking.

STRATEGIC PLAN

The financial turmoil which started in the U.S. has been spreading, materially impacting worldwide economies and appears likely to cause a global recession. The Chinese government, like many governments around the world that have taken measures to stabilize the economy, has initiated a 4 trillion RMB stimulus package to boost the economy. We believe that the positive impact will be reflected in the economy beginning in the second half of 2009.

Meanwhile, mounting pressure from the deterioration of and uncertainty in the macroeconomic environment both domestically and internationally has posed a challenge to our operational and financial performance. In response, we have adjusted our strategic direction in 2009.

- Enhancing confidence in the automobile industry. As one of China's pillar industries, the automotive industry occupies a critical role in the growth of China's economy. The Chinese government has taken a series of measures to support the development of this industry. We are confident about the health of our auto parts business and are optimistic about the outlook.

- Enhance sales to OEM customers. We intend to enhance sales to OEM customers by improving customer service and increasing sales of integrated systems and modular supplies.

- Focus on bus market. We aim to enhance our relationship with major bus clients in order to achieve a higher profit margin. We have established a team devoted to the development of bus products, so that we can best respond to the needs of our bus customers, to help achieve higher margins.

- Expand sales to agricultural vehicle market. We will attempt to take advantage of the market opportunity created by "Automobile Go To Village" (a policy begun by the Chinese government to attempt to boost the country's auto industry), to further develop our agricultural vehicle business. The agricultural vehicle market is an area of focus in the government's stimulus plan, and therefore presents us with a market opportunity.

- Develop new products. We plan to enhance the development of several new products including auto electronics and energy-saving products. We are working to upgrade traditional air brake drive products to electronic control products to achieve a higher profit margin.

- Improve manufacturing technology and further computerize our manufacturing. We will continue to seek to improve our manufacturing process to enhance product quality. We anticipate that improvement of manufacturing technology will further automate our manufacturing process, thereby reducing human error, increasing manufacturing efficiency, lowering production costs and further ensuring consistent quality of our products.

- Expand through strategic alliance and acquisitions. We are exploring opportunities to create long-term growth through new joint ventures or acquisitions of other automotive parts manufacturers in China, and of auto parts distributors or repair factories with established sales networks outside of China. We will seek synergistic acquisition targets which can be easily integrated into our product manufacturing and corporate management, or companies that have strong joint-venture partners that would become major customers.

The Company's Products

Through the Joint Venture, the Company manufactures and distributes commercial vehicle air brake valves and related components in China and internationally. Installed on the chassis, air brake valves include a collection of various air brake components using compressed air and functioning as the execution device for service braking and parking brake. The products are principally used in commercial vehicles weighing over three tons, such as trucks and buses. Air brake valves are critical components that ensure driving safety.

The Joint Venture makes an extensive range of air brake valves and related products covering 40 categories and over 1000 specifications, which are widely used in different types of commercial vehicles. Additionally, the Joint Venture offers a more complete product line including non-valve products, which are sourced from the Ruili Group. Such outsourced non-valve products include power steering pumps and other pumps, automobile electrical components and auto meters. The Joint Venture is continually engaged in introducing new products rapidly, maintain high quality, and provide excellent customer support. When working with a customer, the Joint Venture's goal is to understand the design intent and brand image for each product and leverage the Joint Venture's extensive experience and innovative technology to deliver products that enable the customer to differentiate the air brake valves and related components. The Company supports its products with a full-range of styling, design, testing and manufacturing capabilities, including just-in -time and in-sequence delivery.

The following discussion describes the major products within the operations segment that the Joint Venture produces as of the date of this report.

Product	Description
RL3530 Series Spring Brake Chamber	A spring brake chamber executes the service, parking and emergency braking, when the brake system malfunctions, the products can automatically provide emergency braking force. The RL3530 series Spring Brake Chamber was awarded a patent in China. In 2008, the Joint Venture produced 1.27 million units of spring brake chambers, the largest output in China, which were supplied to OEM customers such as FAW Qingdao and Dongfeng Group.
Clutch Servo	Clutch Servos, which are innovative clutch empower devices developed by the Joint Venture, was awarded a patent in China. They are used for controlling the performance of brake system clutches by means of a pneumatic-driven hydraulic operation. The features of this product are simpler structure, smaller size, higher durability and improved effectiveness. With an output of 898 thousand units in 2008, clutch servos are currently supplied to OEM customers such as FAW Qingdao.
RL3511 Series Air Dryer	Air dryers dry and purify compressed air. Combined with unloader valves and the heating components, this new type of air dryer requires no separate installation of certain other components. The product has a compact structure and multiple functions. Furthermore, it improves the reliability of the use of other air brake system components, enhancing safe driving. Annual output of these series of products reached 213 thousand units in 2008. The products are supplied to OEM customers such as FAW Qingdao and Dongfeng Group. RL3511 Series Air Dryer has been patented in China.
Relay Valves	Electric control exhaust relay valves greatly shorten the length of pipeline between the air storing tank and the brake chamber, and, as a result, enhance the speed to operate the brake system. They are widely used in different types of commercial vehicles. Annual output is approximately 718 thousand units in 2008. Also, we have been awarded a patent in China for the product.

Hand Brake Valves	Hand brake valves serve as an auxiliary device for parking brakes. Current annual output is about 419 thousand units. They are supplied to many OEM customers including FAW Qingdao.

The Company obtained ISO9001/QS9000/VDA6.1 System Certifications in 2001. We passed the ISO/TS 16949 System Certification test conducted by the TUV CERT Certification Body of TUV Industrie Service GmbH in 2004, and its annual review in 2008 The ISO/TS 16949 System, a higher standard replacing the ISO9001/QS9000/VDA6.1 System, was enacted by the International Automotive Task Force and is recognized by major automobile manufacturers all over the world. The annual reviews for other certifications which we passed in 2008 included ISO14001 on environmental management and OHSAS18001 on health and safety management, reflecting the Company's commitment to workplace safety, health and environmental protection.

CHINA AUTOMOBILE AND AUTO PARTS INDUSTRY

The automobile industry is one of China's key industries, contributing significantly to the growth of China's economy. In 2008, China's automobile output and sales volume both reached their record high levels of 9.35 million and 9.38 million units, increasing by 5.2% and 6.7%, respectively, compared to 2007 figures. The output and sales volume of commercial vehicles increased 4.2% and 5.3% to 2.61 million units and 2.62 million units, respectively.

According to the latest forecast of the total demand in China's market conducted by the Industry Economy Research Department of State Council Development Research Center, inventory of domestic automobiles will reach 56.69 million units in 2010 and 131.03 million units in 2020. This figure reflects the potential of the domestic auto market in the long run and lays a foundation for the continued development of the auto parts industry.

The overall Chinese auto parts industry is highly fragmented. Management believes that the future trends of China's auto parts industry will be:

- To keep pace with the rapid development of new automobile technologies.
- To meet the requirements from increasingly demanding OEM customers, such as zero defects, and cost reduction.
- To partner with OEM customers in the entire process from product design, development and production to costing, quality control and final delivery.
- To implement industry restructuring through integration to form several large sized auto parts manufacturing groups capable of competing with international manufacturers.

MARKET AND CUSTOMERS

The Joint Venture is the largest commercial vehicle air brake system manufacturer in China. In general, our customers are divided into three groups: OEMs in China, aftermarket distributors in China, and international customers, accounting for approximately 37.4%, 27.1% and 35.5%, respectively, of the Company's annual sales for 2008.

OEM Market - The Joint Venture has established long-term business relationships with most of the major automobile manufacturers in China. The Joint Venture sells its products to 62 vehicle manufacturers, including all of the key truck manufacturers in China. In addition to heavy-duty trucks, the valves are also widely used in air brake systems for buses. Typically, bus manufacturers purchase a chassis from truck chassis manufacturers which already have incorporated the Joint Venture's air brake valves.

The table below presents comparative information for 2008 and 2007 on the Company's top 5 OEM customers.

Ranking	Customer	% of 2008 Sales	Customer	% of 2007 Sales
1	FAW Jiefang Automotive Co., Ltd.	6.53%	FAW Jiefang Automotive Co., Ltd.	7.30%
2	Dongfeng Axle Co., Ltd. ShiYan Automobile Works	5.97%	FAW Qingdao Automobile Works	4.56%
3	FAW Qingdao Automobile Works	5.34%	Dongfeng Axle Co., Ltd.	4.18%
4	Dongfeng Axle Co., Ltd.	2.64%	Beiqi Foton Motor Co., Ltd. Zhucheng Automobile Works	2.85%
5	Beiqi Foton Motor Co., Ltd. Beijing Auman Heavy-Duty Vehicle Works	2.44%	Beiqi Foton Motor Co., Ltd. Beijing Auman Heavy-Duty Vehicle Works	2.57%

A few of our principal OEM customers are:

FAW Group Corporation: Established in 1953, FAW is the largest automobile manufacturer in China. During the past 50 years, its product line has expanded from a single product for trucks to a full range of light, medium and heavy vehicles, sedans and buses, with output reaching 6.4 million units. FAW has established joint ventures with major international firms such as Volkswagen and Toyota, while expanding within China through a merger with Tianjin Automobile Industry (Group) Co., Ltd. FAW Jiefang Automotive Co., Ltd. and FAW Qingdao Automotive Works are subsidiaries of FAW Group Corporation.

Dongfeng Axle Co., Ltd.: It is a subsidiary of Dongfeng Motors Group. Established in 1969, Dongfeng ranks among the top three groups in China's automotive industry. Its main products include commercial vehicles, passenger cars and automotive parts.

Beiqi Foton Motor Co., Ltd.: Headquartered in Chang Ping District, Beijing, Foton was founded in 1996. It is a public listed company with majority of state-owned shares. It possesses total assets exceeding 77 billion RMB and has about 24,000 employees. As China's largest commercial vehicle manufacturer with a complete range of types, Foton sells under the brand names of Auman, AUV, View, Saga, Aumark, Ollin, Sup and Forland.

Aftermarket - The Joint Venture has established sales networks of 28 authorized distributors covering the following 7 regions nationwide:

- Northeast Region (Harbin, Changchun, Shenyang)
- North Region (Beijing, Shijiazhuang, Datong, Tianjin)

- Northwest Region (Urumchi, Xi'an)
- Southwest Region (Chongqing, Liuzhou, Kunming, Chengdu)
- Central Region (Zhengzhou, Wuhan, Shiyan)
- East Region (Ji'nan, Qingdao, Hefei, Hangzhou, Nanchang, Quanzhou, Shanghai, Najing, Xuzhou)
- South Region (Guangzhou, Changsha)

The 28 authorized distributors sell only "SORL" products and in turn channel the products through over 800 sub-distributors.

International Market - Management views the export market as an important growth area. We have signed agreements with 3 distributors in UAE, Australia, and USA, and begun to supply our products to local OEMs in India. Company also actively participate in international trade shows including more than ten international exhibition as Automechanika in Frankfort Equip Auto in Pairs, Automotive Aftermarket Products Expo in Las Vegas, Automechanika Middle East in Dubai and China Import and Export Fair in Guangzhou, to acquire new customers and new orders. In 2008, export sales accounted for 35.5% of total revenue. Products are exported to more than 101 countries and regions in the world. Total export sales in 2008 increased by 6.9% compared to that in 2007.

Ranking	Country	Customer Name	% of 2008 Sales	Country	Customer Name	% of 2007 Sales
1	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	6.65%	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	6.30%
2	USA	ITM	3.17%	USA	ITM	4.59%
	USA	SAP	1.95%	South Africa	MICO	1.10%
4	USA	LLW	1.38%	USA	SAP	1.02%
	India	TATA	1.25%	Poland	FOTA	0.98%
	South Africa	MICO	1.22%	South Africa	TPE	0.95%
	Indonesia	LIL	0.8%	Poland	MAKROTECH	0.94%

COMPETITION

The Joint Venture conducts its business in a complex and highly competitive industry. The global automotive parts industry principally involves the supply of systems, modules and components to vehicle manufacturers for the manufacture of new vehicles. Additionally, suppliers provide components to other suppliers for use in their product offerings and to the aftermarket for use as replacement or enhancement parts for older vehicles. In the current global automotive industry, vehicle manufacturers generally only engage in assembling but not manufacturing non-key automotive parts. Rather, they source these components through a global network of suppliers. As a result, only those automotive parts manufacturers with large-scale production, advanced technology and the ability of producing system modules, can supply their products to vehicle manufacturers directly. The automotive parts industry in China is fragmented and there are many small manufacturers which mainly target the aftermarket. However, there are not many companies who have established both nationwide aftermarket sales networks and close relationships with leading OEM manufacturers. As the largest commercial vehicle air brake system manufacturer in China, the Joint Venture has established long-term business relationships with most of the major automobile manufacturers in China, such as FAW Group (a.k.a. First Auto Group), Dongfeng Motors Group, Beiqi Foton Motor Co., Ltd., Baotou North-Benz Heavy Duty Truck Co., Ltd., Anhui Jianghuai Automobile Co., Ltd. In terms of revenues, the Company ranks among the top 100 automotive component suppliers in China. Management believes that the key success factors in the commercial vehicle air brake valves segment are product quality, price competitiveness, technical expertise and development capability, new product innovation, and reliability and timeliness of delivery, which could be gained by recruiting highly qualified managers and other employees, developing improved product design capability and facilities, and maintaining better customer service.

Domestic Competition - The Joint Venture has three major competitors in China: VIE, Weiming and CAFF.

- China VIE Group: Its principal products are main valves and unloader/governors, with a majority supplied to OEM's, such as Anhui Jianghuai Automobile Co., Ltd., and the remaining portion for aftermarket and export.
- China Shandong Weiming Automotive Products Co. Ltd.: This is a joint venture with WABCO of Germany, and mainly produces air dryers, and ABS, primarily supplying to truck and bus OEM's such as China Heavy Duty Truck Group Corp., Ltd., and some major bus manufacturers in China.
- Chongqing CAFF Automobile Braking and Steering Systems Co., Ltd.: Its main products are air dryers and main valves. Its principal customer is Chongqing Heavy Vehicle Group Co., Ltd.

Management believes the Company has the following advantages:

- Brand Name: As China's largest commercial vehicle air brake valves manufacturer, the Joint Venture's "SORL" brand is widely known in the country. SORL has won "China Top Brand" and the "Export Brand of the Year 2006" which is recommended by China Chamber of Commerce for Import & Export of machinery & Electronic products.
- Technology: The Joint Venture views technological innovation and leadership as the critical means to enhance its core competence. It owns a technology center, including a laboratory specializing in the research of automotive brake controlling technologies and development of air brake system products.
- Product Development: Because management believes that products ultimately define a manufacturing company's success, we continue to increase our budget for research and development activities. Through its international sales offices in the US, Australia and the Middle East, the Joint Venture is able to promptly collect information about current trends in automotive technologies, which in turn is applied to our new product development and used to enhance our capacity of providing domestic OEMs with advanced products. In addition, IT application and strict implementation of ISO/TS16949 standards in the development process greatly shorten the development lead time and improve new product quality.

- Sales Networks: The Joint Venture has contracted with 28 authorized distributors covering 7 regions of China. We help train their sales force and improve their service quality. These authorized distributors in turn channel "SORL" products through over 800 sub-distributors throughout China.

- Production Management: The Joint Venture continues to improve production methods in its manufacturing process. This has resulted in reducing the manufacturing cycle, reducing waste, enhancing quality consistency and reducing production cost.

International Competition - In the international market, our largest competitors are WABCO and Knorr. While management believes our current advantage over WABCO and Knorr is lower pricing, management also believes that the Company's product quality and brand awareness are improving. The Joint Venture's competitive advantages over other competitors in the world market are:

- Performance-Cost Ratio: "SORL" products enjoy a much lower production costs leveraging on the low labor costs in China. Through the Company's improved product line as a result of technology and manufacturing improvements, the Joint Venture products' performance-cost advantage is increasing.

- Quick Adaptation to Local Market: Through its international sales channels in the US, Australia and Middle East, the Joint Venture has been able to respond to local market needs.

- Diversified Auto Products: In addition to its air brake valve products, to fully support existing export customers, the Joint Venture also distributes a wide range of non-valve products which are sourced from the Ruili Group. This reduces customers' transaction costs.

SALES AND MARKETING

The Joint Venture strengthened its sales and marketing efforts in 2008. The sales headcount for domestic (PRC) sales and international sales was 35 and 37, respectively. Products are sold under the "SORL" trademark which the Joint Venture licenses on a royalty free basis from the Ruili Group. The license expires in 2012.

In China, the commercial vehicle air brake valve market can be divided into 2 segments: OEM market and aftermarket.

OEM Market –In 2008, the joint venture strengthened its long tern relationship with major domestic OEM customers, and expanded into the municipal bus market and agricultural vehicle market. Currently, the joint venture has 62 OEM customers. Normally, these customers sign one-year sales contracts and contracts are revised as needed.

According to the China Association of Automobile Manufacturers, the unit production of the Chinese heavy duty vehicle and medium vehicle sectors including complete trucks, chassis and semi-trailers, grew over 2.5% in 2008 as compared to 2007. The Joint Venture has successfully expanded its production capacity so that it was able to increase its sales to the OEM market by $7.7 million or 18.6% for the year ended December 31, 2008, as compared to the year ended December 31, 2007. Our sales growth is the result of our enlarged customer base and increasing orders from our existing major customers.

Domestic Aftermarket - The Joint Venture places great emphasis on the Chinese automotive aftermarket business and sells products in the aftermarket for replacement purposes. With the rapid growth of commercial vehicles output in recent years and the increasing number of vehicles on the road, there has been an increasing demand for replacement parts in the aftermarket. The joint venture has an aftermarket sales network including 28 authorized distributors covering 7 regions nationwide in PRC. These distributors sell only the products under the "SORL" trademark to over 800 Chinese distributors. The Joint Venture provides product technical services to these distributors, and also conducts periodic performance evaluations, and reserves the right to terminate the distributorship of those with frequent delinquencies or poor sales records. For 2008, the Company achieved total revenue of $35.5 million in domestic aftermarket sales, an increase of 14.1% from 2007.

International Markets - The Joint Venture seeks to increase export sales to enhance our brand image and expand our international market share. Currently our primary international sales are in the aftermarket, and the company sells products to 101 countries or regions, and has OEM business with leading local OEM customers in India.

In addition, to pursue the international market, we have signed agreements with three distributors in UAE, Australia and the USA. We are pursuing development of a sales network in South America, Asia-pacific and Western Europe, and intend to pursue a localization strategy to respond to different market conditions, and to reinforce the service and support effort to our international customers.

DISTRIBUTION

The Joint Venture ships finished products directly to OEM customers. The products are distributed to aftermarket customers in China through a network of 28 authorized distributors, who also function as the distribution centers for their respective regions. Shipments are delivered directly to international customers.

INTELLECTUAL PROPERTY AND INNOVATION CAPACITY

As of December 31, 2008, the Joint Venture employed 113 technical staff members, including 43 holding Engineer or Senior Engineer qualifications. Our technical staff includes three information technology specialists, 81 for new product development and design technique, nine for measurement and testing, six for MIS, and the other 14 persons are quality management engineers.

In addition to its in-house technical force, the Joint Venture has cooperation arrangements with leading universities in the automotive engineering field, including:

- Tongji University at Shanghai and Harbin Institute of Technology: Contract for co-development of electronic control braking system and automotive master cable technology; and
- Tsinghua University E-Tech Technology Co., Ltd. and Zhejiang University: Contract for MIS projects, including the development of application software for product design innovation and production management.

Pursuant to the arrangements with these universities, we have priority rights to acquire the intellectual property which is developed. The financial arrangements as to amount and terms of payment vary depending on the type of project. Normally, we make an initial payment in the form of a research grant and then negotiate a payment upon development of the technology.

We also consult with the technical staff of the Ruili Group from time to time on a no-cost basis. We collaborate with other industry research groups such as the research centers of FAW Group and Dongfeng Group.

Capitalizing on these resources, we have successfully developed innovative products and technologies such as a new type of clutch servo with sensor; a combined air dryer with build-in temperature-control device and unloader; and an inner-breath spring chamber which enables internal air circulation.

The Joint Venture owns a full range of processing equipment required for development of new auto part products, including machines for molding, die casting, cutting, pressing and surface treatment. Furthermore, the Joint Venture is capable of designing and making over 90% of the technical devices such as tools, jigs and molds that are required for producing prototypes. In addition, the partnership with Tsinghua University and Zhejiang University in developing software for application in new product design system has resulted in substantial time savings in the new product development cycle.

Patented Technologies

We have reinforced our R&D efforts on patented products. Currently the Joint Venture owns 15 utility patents and has filed applications for 11 other patents in China and an additional three in the U.S.

Know-how

Based on the many years of manufacturing experience, the Joint Venture has accumulated a substantial amount of know-how. For instance, our formula for aluminum alloy, developed over many years of testing, considerably improves the compactness of alloy, hence the strength of casting. The Joint Venture also possesses a confidential "protection film" processing technique to enhance the sealability of products.

Currently, the Joint Venture is seeking to expand its use of a lean production system, which has already begun to be used. It has not only decreased manufacturing cost, but more importantly, it also shortened the production cycle and set a reliable basis for prompt response to the demands of the market. Also, in order to ensure the high quality of our products, the Joint Venture has successfully replaced its traditional testing methods with computerized testing systems and largely decreased quality problems caused by man-made mistakes.

The Joint Venture has taken numerous steps to protect its proprietary technologies. Specific staff is assigned to safe keep documents and filings. Critical employees are required to sign a confidentiality agreement with the Joint Venture.

Trademarks

Our principal trademark is "SORL" which we license on a non-exclusive royalty free basis from the Ruili Group. The license currently expires in 2012 and we have an agreement with the Ruili Group that the license will be extended if the trademark registration for the trade name is extended. The Ruili Group has obtained a registration for "SORL" from the World Intellectual Property Organization and, in 2007, registered the trademark in US.

PRODUCTION

The Joint Venture owns the largest commercial vehicle air brake valve products manufacturing base in China. During the 2008 fiscal year, the Joint Venture added 10 processing centers, 15 Computerized Numerical Control machines and 8 die casting machines. Meanwhile, the Joint Venture re-deployed and streamlined its production / assembly lines, enabling it to rapidly expand its production capacity to meet increasing market demands for its products. The production process includes fixture, jig and die making, aluminum alloy die casting, metal sheet stamping, numerical control cutting, welding, numerical control processing, surface treatment, filming, rubber/plastic processing, final assembly and packaging. The Joint Venture possesses state-of-the-art manufacturing and testing facilities sourced from the US, Korea, Taiwan and mainland China, including Computerized Numerical Control processing centers, Computerized Numerical Control lathes, casting, stamping and cutting machines, automatic spraying and electroplating lines, cleaning machines, automatic assembly lines and three-dimensional coordinate measuring machines and projectors, etc.

In September 2007, the Joint Venture purchased land rights, a manufacturing plant and office building with a total floor area of 712,333 square feet, from Ruili Group Co., Ltd. The Joint Venture previously leased part of the facility from Ruili and occupied approximately 50% of it. As a result of this transaction, the additional production space is expected to meet the Company's growth demand for the next few years.

ENVIRONMENT

In 2006, we were granted ISO14001 certification on environmental management and OHSAS18001 certification on health and safety management, which reflects the Company's commitment to workplace safety, health and environmental protection. The Joint Venture carries out staff training to enhance awareness of environment protection. We seek in all phases of our operations to employ practices for environment friendly production, reducing or preventing pollution, and reduction of energy consumption and manufacturing costs. For example, intensity of noise is listed as one of the criteria in the selection of new equipment; waste water is stored, purified and recycled in the production process; and compressing machines are used in disposal of aluminum and steel scraps, saving both storage space and power consumption.

RAW MATERIALS

Raw materials used by the Joint Venture in the manufacture of its products primarily include steel, aluminum, other metals, rubber and various components.

All of the materials used are generally readily available from numerous sources. We have not, in recent years, experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of what is reasonably required to meet our production and shipping schedules. Critical raw materials are generally sourced from at least two or more vendors to assure adequate supply and price competition. The Joint Venture maintains relationships with over twenty material suppliers. In 2008, the three largest suppliers were Shanghai Jinshi Materials Co., Ltd, Shanghai Lutie Metal Trading Co., Ltd. and Shanghai Dechen Commodity Co., Ltd., which together accounted for 24.3% of the aggregate of raw materials we purchased. Among these companies, only Shanghai Jinshi Materials Co., Ltd accounted for more than 10% of total raw material purchases, reached 14.5%.

When planning a purchase order, with such other terms as quality, delivery and credit terms being substantially the same, the Joint Venture compares prices quoted by different suppliers in an attempt to receive the lowest price. In order to secure a favorable purchase price and subsequently a predictable cost of sales, the Joint Venture generally makes a down payment to suppliers.

Normally, the annual purchase plan for raw materials, such as aluminum ingot and steel sheet, is determined at the beginning of the calendar year according to our OEM customer's orders and our own forecast for the aftermarket and international sales. Such purchase plans with key suppliers can be revised quarterly. Our actual requirements are based on monthly production plans. Management believes that this arrangement prevents us from having excess inventory when our orders from customers change.

For raw materials other than steel and aluminum, we normally maintain from five to seven days of inventory at our warehouse.

DOING BUSINESS IN CHINA

CHINA'S ECONOMY

Management believes that the most important factor to understand the Chinese automobile industry is the country's rapid economic growth. According to China's Statistics Bureau, China's GDP growth rate for 2006, 2007 and 2008 was 11.1%, 11.4% and 9.0% respectively.

According to the PRC government outlook for 2009, the government's primary mission is to maintain a healthy economic growth rate. Simultaneously, the Chinese government made significant changes in economic policy, including adoption of expansionary financial and currency. Simultaneously, central government promulgated a significant investment plan with a total amount of RMB 4 Trillion for the coming two years. This is intended to support economic growth for fiscal 2009, along with implementation of ten detailed economic policies, including expanding domestic demand and accelerating economic growth.

THE CHINESE LEGAL SYSTEM

The practical effect of the People's Republic of China legal system on our business operations in China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate Articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the general corporation laws of the several states. Similarly, the People's Republic of China accounting laws mandate accounting practices, which are not consistent with US Generally Accepted Accounting Principles. The China accounting laws require that an annual "statutory audit" be performed in accordance with People's Republic of China accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws.

Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. Because the terms of the respective Articles of Association provide that all business disputes pertaining to Foreign Invested Enterprises are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden applying Chinese substantive law, the Chinese minority partner in the Joint Venture will not assume a privileged position regarding such disputes. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

ECONOMIC REFORM ISSUES

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;

- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

To date reforms to China's economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future; however, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

The Company currently employs 2,098 employees, all of whom are employed full time: 53 for quality control, 113 technical staff, 72 sales and marketing staff, 1,823 production workers and 37 administrative staff. There are employment agreements with all of the employees whereby administrative staff workers agree to three years of employment and hourly workers agree to three years. Employment contracts with all employees comply with relevant laws and regulations of China.

The Joint Venture is subject to the Sino-foreign Equity Joint Venture Enterprise Labour Management Regulations. In compliance with those regulations, the Joint Venture's management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of employees. The Joint Venture has, as required by law, established special funds for enterprise development, employee welfare and incentives, as well as a general reserve. In addition, the Joint Venture is required to provide its employees with facilities sufficient to enable the employees to carry out trade union activities.

DESCRIPTION OF THE JOINT VENTURE

General

The Joint Venture was established on January 17, 2004 pursuant to the terms of a Joint Venture Agreement with the Ruili Group. Below is a description of the material terms of the Joint Venture.

Management of the Joint Venture

Pursuant to the terms of the Joint Venture Agreement, the Board of Directors of the Joint Venture consists of three directors; we have the right to designate two members of the board and the Ruili Group has the right to designate one member and we have the authority to appoint the Chairman of the Board. The majority of the Board has decision-making authority with respect to operating matters. As a result, we maintain operating control over the Joint Venture. However, at this time, our two senior executives, Messrs. Xiao Ping Zhang and Xiao Feng Zhang are the founders of the Ruili Group, and therefore there is limited independence between the two entities. The term of the Joint Venture will expire on March 4, 2019 although we anticipate that we will be able to extend such term. Extension of the agreement will be subject to negotiation with the Ruili Group and approval of the Chinese government.

JV DISTRIBUTION OF PROFITS

After provision for social welfare funds for employees and provision for taxation, the profits, if any, of the Joint Venture will be available for distribution to the parties in proportion to their respective capital contributions. Any such distributions must be authorized by the Joint Venture's Board of Directors. To date, the Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

JV ASSIGNMENT OF INTEREST

Any assignment of an interest in the Joint Venture must be approved by the Chinese government. The Chinese joint venture laws also provide for preemptive rights and the consent of the other joint venture party for any proposed assignments by one party to a third party.

JV LIQUIDATION

Under the Chinese joint venture laws, the Joint Venture may be liquidated in certain limited circumstances, including expiration of the ten-year term or any term of extension, the inability to continue operations due to severe losses, force majeure, or the failure of a party to honor its obligations under the joint venture agreement or the Articles Of Association in such a manner as to impair the operations of the joint venture. The Chinese joint venture laws provide that, upon liquidation, the net asset value (based on the prevailing market value of the assets) of a joint venture shall be distributed to the parties in proportion to their respective registered capital in the joint venture.

JV RESOLUTION OF DISPUTES

In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation or mediation. In the absence of a friendly resolution, the parties have agreed that the matter will first be referred to the China International Economic and Trade Arbitration Commission in Beijing, whose decisions are final and enforceable in Chinese courts.

JV EXPROPRIATION

The Chinese joint venture laws provide that China will not nationalize or requisition enterprises in which foreign funds have been invested. However, under special circumstances, when public interest requires, enterprises with foreign capital may be legally requisitioned and appropriate compensation will be made.

ITEM 1A. RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

If intensification of the current financial crisis and slowdown of global economies continues, it may promote trade protectionism which would negatively affect our export sales.

With the deepening financial crisis and slowing global economy, there is a risk of increased international trade protectionism. Many countries set trade barriers which could negatively affect our export sales, as well as create potential risks for litigation in the countries to which the products are exported.

Our ability to effectively implement our business strategy depends upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel and we cannot assure that we will be able to hire or retain such employees.

We must attract recruit and retain a sizeable workforce of technically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. These individuals are difficult to find in China and as the economy in China expands, there is increasing competition for skilled workers. We cannot assure that we will be able to find, hire or retain such employees, or even if we are able to so hire such employees, that the cost of these employees will not adversely affect our net income.

Certain of our officers and directors have existing responsibilities to other businesses in addition to our company and as a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

Certain persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. In particular, Mr. Xiao Ping Zhang, our Chief Executive Officer, and Mr. Xiao Feng Zhang, our Chief Operating Officer, are officers and principal stockholders of Ruili Group Co. Ltd. which is engaged in the development, production and sale of various kinds of automotive parts as well as operating a hotel property and investing in the development of real property in China. The management of our joint venture is shared with the Ruili Group and therefore there may exist conflicts of interest between us and the Ruili Group in connection with its operation. Our joint venture agreement provides that the Board of Directors of the Joint Venture is comprised of three persons, two of whom are appointed by us. However, at the present time our two senior executives, Messrs, Xiao Ping Zhang and Xiao Feng Zhang are the founders of and employed at the Ruili Group. Therefore, the Ruili Group exercises considerable control over the Joint Venture. There can be no assurance that in the event of a conflict between us and the Ruili Group that the operations of the Joint Venture and our interests in the Joint Venture will not be adversely affected or that our Company's interests will always be fairly represented. The Ruili Group also provides certain services to the Company in the form of bank guaranties, licensing of certain technology. The Ruili Group also sells to us certain non-valve products which allow us to fill out our product lines which in 2008 represented approximately 23.8% of our sales. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. However, the existing responsibilities limit the amount of time such officers and directors can spend on our affairs.

We are and will continue to be under downward pricing pressures on our products from our customers and competitors which may adversely affect our growth, profit margins and net income.

We face continuing downward pricing pressure from our customers and competitors, especially in the sales of replacement parts. To retain our existing customers and gain new ones, we must continue to keep our unit prices low. In view of our need to maintain low prices on our products, our growth, profit margins and net income will suffer if we cannot effectively continue to control our manufacturing and other costs.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount, which may result in periods of time during which we have limited orders for our products.

Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we enter into manufacturing contracts with certain of our customers who have continuing demand for a certain product, these contracts state terms such as payment method, payment period, quality standards and inspection and similar matters rather than provide firm, long-term commitments to purchase products from us. As a result of the absence of long term contracts, we could have periods during which we have no or only limited orders for our products, but will continue to have to pay the costs to maintain our work force and our manufacturing facilities and to service our indebtedness without the benefit of current revenues.

We consistently face short lead times for delivery of products to customers. Failure to meet delivery deadlines in our production agreements could result in the loss of customers and damage to our reputation and goodwill.

We enter into production agreements with our customers prior to commencing production, which reduces our risk of cancellations. However, these production agreements typically contain short lead times for delivery of products, leading to production schedules that can strain our resources and reduce our profit margins on the products produced. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet all of our customers' demands if they exceed production capacity levels. We strive for rapid response to customer demand, which can lead to reduced purchasing efficiency and increased material costs. If we are unable to sufficiently meet our customers' demands, we may lose our customers. Moreover, failure to meet customer demands may impair our reputation and goodwill.

Because of the short lead times in our production agreements, we may not be able to accurately or effectively plan our production or supply needs.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our production agreements with our customers. Short lead times of our customers' commitments to their own customers and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers for our products. Because many of our costs and operating expenses are fixed, a reduction in customer demand can harm our sales, margins and operating results. We may also occasionally acquire raw materials without having customer orders based on a customer's forecast or in anticipation of an order and to secure more favorable pricing, delivery or credit terms in view of the short lead times we often have under our customers' orders. These purchases can expose us to losses from inventory carrying costs or inventory obsolescence.

Our operations depend highly on Messrs. Xiao Ping Zhang, our Chief Executive Officer, and Xiao Feng Zhang, our Chief Operating Officer, and a small number of other executives and the loss of any such executive could adversely affect our ability to conduct our business.

The success of our operations depends greatly on a small number of key managers, particularly, Messrs. Xiao Ping Zhang and Xiao Feng Zhang. The loss of the services of either Mr. Zhang, or any of the other senior executives could adversely affect our ability to conduct our business. Even if we are able to find other managers to replace any of these managers, the search for such managers and the integration of such managers into our business will inevitably occur only over an extended period of time. During that time the lack of senior leadership could affect adversely our sales and manufacturing, as well as our research and development efforts.

We may not be able to respond effectively to rapid growth in demand for our products and of our manufacturing operations which could adversely affect our customer relations and our growth prospects.

If we continue to be successful in obtaining rapid market penetration of our products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting such increased demands will require us to expand our manufacturing facilities, to increase our ability to purchase raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase the scale upon which we produce products. Such demands would require more capital and working capital than we currently have available.

We extend relatively long payment terms for accounts receivable which can adversely affect our cash flow.

As is customary in China, we currently extend relatively long payment terms to certain of our China based customers (generally 90-180 days for our OEM customers and 60-90 days for our aftermarket customers). As a result of the size of many of our orders, these extended terms adversely affect our cash flow and our ability to fund our operations out of our operating cash flow. In addition, the reserves we establish for our receivables may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital and our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. This failure to pay timely may defer or delay further product orders from us, which may adversely affect our cash flows, sales or income in subsequent periods.

We may not be able to finance the development of new products which could negatively impact our competitiveness.

Our future operating results will depend to a significant extent on our ability to continue to provide new products that compare favorably on the basis of cost and performance with the products of our competitors. Some of our competitors have design and manufacturing capabilities and technologies that compete well with our products, particularly in markets outside of China. We are currently conducting research and development on a number of new products, activities requiring a substantial outlay of capital. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in research and development of new products. These costs may increase, resulting in greater fixed costs and operating expenses. All of these factors create pressures on our working capital and ability to fund our current and future manufacturing activities and the expansion of our business.

We receive a significant portion of our revenues from a small number of customers which may make it difficult to negotiate attractive prices for our products and exposes us to risks of substantial losses if we lose certain of these customers.

Although no customer individually accounted for more than 8% of our revenues for the fiscal year ended December 31, 2008, our three largest customers accounted for approximately 19.2% and 18.2% of our revenues in 2008 and 2007 respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products.

Our business depends on our ability to protect and enforce our intellectual property effectively which may be difficult particularly in China.

The success of our business depends in substantial measure on the legal protection of proprietary rights in technology we hold. We hold 15 patents in China, have filed applications for 11 others in China and an additional three in the U.S.A. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide us would be negated. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may improperly duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time consuming process that would divert management's attention and other resources from the conduct of our other business, and could cause delays and other problems with the marketing and sales of our products, as well as delays in deliveries.

It may be difficult to find or integrate acquisitions which could have an adverse effect on our expansion plans.

An important component of our growth strategy is to invest in or acquire companies such as other automotive parts manufacturers and distribution companies. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

- integrate and retain key management, sales, research and development, and other personnel;

- incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;

- coordinate research and development efforts;

- integrate and support pre-existing supplier, distribution and customer relationships; and

- consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management's focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

With the automobile parts markets being highly competitive and many of our competitors having greater resources than we do, we may not be able to compete successfully.

The automobile parts industry is a highly competitive business. Criteria for our customers and potential customers include:

- Quality;

- Price/cost competitiveness;
- Product performance;
- Reliability and timeliness of delivery;
- New product and technology development capability;
- Degree of global and local presence;
- Effectiveness of customer service; and
- Overall management capability.

Depending on the particular product market (OEM or aftermarket) and geographic market, the number of our competitors varies significantly. Many of our competitors have substantially greater revenues and financial resources than we do, as well as stronger brand names, consumer recognition, business relationships with vehicle manufacturers, and geographic presence than we have, especially where we intend to enter a new geographic market. We may not be able to compete favorably and increased competition may substantially harm our competitive position.

Internationally, we face different market dynamics and competition. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our brands, products or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not able to execute our business expansion in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share.

A disruption at our sole manufacturing site would significantly interrupt our production capabilities, which could have drastic consequences to us, including threatening our financial viability.

We currently manufacture all of our products at our sole commercial manufacturing facility, which is located near Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Accordingly, we face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, or natural disaster, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of production delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy customer orders on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. For these reasons, a significant disruptive event at our manufacturing facility could have drastic consequences on us, including threatening our financial viability.

The cyclical nature of commercial vehicle production and sales could result in a reduction in automotive sales, which could adversely affect our financial liquidity.

Our sales to OEMs depend on automotive commercial vehicle production and sales by our customers, which are highly cyclical and affected by general economic conditions and other factors, including consumer spending and preferences. They also can be affected by government policies, labor relations issues, regulatory requirements, and other factors. In addition, in the last two years, the price of commercial vehicles in China has generally declined. As a result, the volume of commercial vehicle production in China has fluctuated from year to year, which has caused fluctuations in the demand for our products.

Increasing costs for manufactured components and raw materials may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum and steel, and resins. Because it may be difficult to pass increased prices for these items on to our customers, a significant increase in the prices of our components and materials could materially increase our operating costs and adversely affect our profit margins and profitability.

Longer product life of parts may reduce aftermarket demand for some of our products.

In 2008, approximately 62.6% of our sales were to the aftermarket. The average useful life of original equipment parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to adversely affect the demand for our aftermarket products.

We may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect our financial condition and liquidity.

We face an inherent business risk of exposure to product liability and warranty claims if our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We have not obtained product liability insurance and therefore may be exposed to potential liability without any insurance. We cannot ensure you that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in a recall of such products. We cannot assure you that the future costs associated with providing product warranties and/or bearing the cost of repair or replacement of our products will not have an adverse effect on our financial condition and liquidity.

We are subject to environmental and safety regulations, which may increase our compliance costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China and other countries where we sell our products. To the extent that we expect to expand our operations into other geographic areas, we will become subject to such laws and regulations of those countries as well. We cannot provide assurance that we have been or will be at all times in full compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Non-performance by our suppliers may adversely affect our operations by delaying delivery or causing delivery failures, which may negatively affect demand, sales and profitability.

We purchase various types of equipment, raw materials and manufactured component parts from our suppliers. We would be materially and adversely affected by the failure of our suppliers to perform as expected. We could experience delivery delays or failures caused by production issues or delivery of non-conforming products if our suppliers failed to perform, and we also face these risks in the event any of our suppliers becomes insolvent or bankrupt.

Our commercial viability depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing or commercialization of our products that utilize such technologies. There may be patents held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of patent laws, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. As a result, avoiding patent infringement may be difficult.

If a third party claims that we infringe its patents, any of the following may occur:

- we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor's patent;
- a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and
- we may have to redesign our product so that it does not infringe upon others' patent rights, which may not be possible or could require substantial funds or time.

In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our international expansion plans subject us to risks inherent in doing business internationally.

Our long-term business strategy relies on the expansion of our international sales outside China by targeting markets, such as Europe and the United States. Risks affecting our international expansion include challenges caused by distance, language and cultural differences, conflicting and changing laws and regulations, international import and export legislation, trading and investment policies, foreign currency fluctuations, the burdens of complying with a wide variety of laws and regulations, protectionist laws and business practices that favor local businesses in some countries, foreign tax consequences, higher costs associated with doing business internationally, restrictions on the export or import of technology, difficulties in staffing and managing international operations, trade and tariff restrictions, and variations in tariffs, quotas, taxes and other market barriers. These risks could harm our international expansion efforts, which could in turn materially and adversely affect our business, operating results and financial condition.

If we cannot continue to satisfy the Nasdaq Global Market's listing maintenance requirements and other Nasdaq rules, our common stock could be delisted, which could negatively affect the price of our ordinary shares and your ability to sell them.

In order to maintain our listing on the Nasdaq Global Market, we will be required to comply with Nasdaq rules which include rules regarding minimum shareholders' equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy the listing maintenance requirements of the Nasdaq Global Market and other applicable Nasdaq rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock could be subject to delisting. If our common stock is delisted, trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc.'s "electronic bulletin board." As a consequence of any such delisting, our share price could be negatively affected and our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our common stock.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. Our current Board of Directors does not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business and/or to fund future acquisitions. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds.

Risks Related to Doing Business in China

We operate from facilities that are located in China. Our principal operating subsidiary, Ruili Group Ruian Auto Parts Co., Ltd., is a sino-foreign joint venture organized under the laws of the PRC.

Changes in China's political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Historically, we have derived a substantial portion of our revenues from China. We anticipate that China will continue to be our primary production and an important sales base in the near future and currently almost all of our assets are located in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Historically, this restrictive policy on loans had the effect of decreasing infrastructure projects resulting in a decrease in demand for heavy trucks, thus adversely impacting our product sales to our OEM Customers. Because of the negative impact of the Chinese government policies on the truck manufacturers, we also were required to extend our normal credit terms to certain of these manufacturers. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies.

Currently, the RMB is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade-and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC joint venture may pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our RMB-denominated earnings into foreign currencies. If this occurs, our PRC joint venture may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items.

Fluctuation in the value of RMB could adversely affect the value of, and dividends payable on, our shares in foreign currency terms.

The value of RMB is subject to changes in PRC government policies and depends to a large extent on China's domestic and international economic, financial and political developments, as well as the currency's supply and demand in the local market. For over a decade from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People's Bank of China, the PRC central bank, based on the previous day's interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of RMB into U.S. dollars remained stable until RMB was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, RMB will be permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 6.4% appreciation in the value of Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of RMB against the U.S. dollar. Further revaluations of RMB against the U.S. dollar may also occur in the future.

The uncertain legal environment in China could limit the legal protections available to you.

The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC joint venture is a Sino-foreign joint venture and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of those laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders' derivative actions.

Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties as well as the practice of such subsidiary in declaring dividends, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions, uncertainties and dividend practices.

We conduct our core business operations through our PRC joint venture. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign-invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. generally accepted accounting principles in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside 10% of its net income each year to fund a designated statutory reserve fund until such funds reach 50% of registered share capital. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

PRC economic reform policies, nationalization or domestic or global economic conditions could result in a total investment loss in our common stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

A financial crisis is ongoing, both worldwide and within the PRC. The Chinese government has announced it will implement an expansive national policy to help normalize China's economy and promote confidence and economic expansion. However, there can be no assurance as to the success, or timing of implementing these policies.

There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, changes affecting currency conversion and remittance abroad, and changes in tariffs and other import controls. A material change in reforms on economic policy could cause instability or other harmful results.

Because our principal operating company is organized under the laws of China, and substantially all of our assets are located in China, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. or other foreign law against our management and us.

Our joint venture operating company is incorporated under the laws of China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon certain directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in China against us, our directors, managers, or executive officers only if the actions are not required to be arbitrated by Chinese law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a Chinese court may award civil liability, including monetary damages.

Any occurrence of serious infectious diseases, such as recurrence of severe acute respiratory syndrome (SARS) causing widespread public health problems, could adversely affect our business operations.

A renewed outbreak of SARS or other widespread public health problems in China, where a substantial portion of our revenue is derived, and in Ruian City, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of public health-related factors, including the following:

- quarantines or closures of our factories or subsidiaries which would severely disrupt its operations;
- the sickness or death of the key officers and employees; and
- general slowdown in the Chinese economy resulting from an outbreak.

Any of the foregoing events or other unforeseen consequences of public health problems could result in reduction in net sales of our products.

It is likely that China will adopt additional environmental regulations and additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of waste, which would likely increase our operating costs.

National, provincial and local laws impose various environmental controls on the manufacture of automotive parts and/or of certain materials used in the manufacture of automotive parts. Although we believe that our operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. In addition, China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. Any such regulation relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of any waste would likely increase our operating costs.

Risks Related to Our Common Stock

The market price for our common stock may be volatile which could result in a complete loss of your investment.

The market price for our common stock may be volatile and subject to fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results,
- announcements of new products by us or our competitors,
- changes in financial estimates by securities analysts,
- conditions in the automotive market,
- changes in the economic performance or market valuations of other companies involved in the production of automotive parts,
- announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,
- additions or departures of key personnel, or
- potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

We may seek to further expand our operations and therefore we may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

A large portion of our common stock is controlled by a small number of stockholders and as a result, these stockholders are able to influence the outcome of stockholder votes on various matters.

A large portion of our common stock is held by a small number of stockholders. Mr. Xiao Ping Zhang, our Company's Chief Executive Officer, and his brother, Xiao Feng Zhang, our Chief Operating Officer, hold approximately 49.7% and 6.2%, respectively, of the Company's common stock. As a result, these stockholders are able to control the outcome of stockholder votes on various matters, including the election of directors and other corporate transactions including business combinations.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. This would have an adverse affect on our business by restricting access to working capital to fund growth and operations. Furthermore, the comparatively small public float of our common stock could adversely affect the market price of our common stock.

We are responsible for the indemnification of our officers and directors which could result in substantial expenditures, which we may be unable to recoup.

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.

Compliance with the Sarbanes-Oxley act could cost hundreds of thousands of dollars, require additional personnel and require hundreds of man hours of effort, and there can be no assurance that we will have the personnel, financial resources or expertise to meet requirements of these regulations.

The US Public Company Accounting Reform and Investor Protection Act of 2002, better known as Sarbanes-Oxley, was the most sweeping legislation to affect publicly traded companies in 70 years. Sarbanes-Oxley created a set of complex and burdensome regulations. Compliance with such regulations imposes substantial burdens in terms of financial expense and commitment of personnel. There can be no assurance that we will have the personnel, financial resources or expertise to meet requirements of these regulations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

.TEM 2. PROPERTIES

Our facilities are located in Ruian District of Wenzhou City in the Zhejiang Province, which is the center of automotive parts production in China. The ˜cilities include a manufacturing plant and office building with a total floor area of 712,333 square feet, which we purchased from Ruili Group Co. Ltd., a ·elated party, for an aggregate purchase price of approximately RMB152 million (approximately US$20.2 million)..Before the transaction, we occupied 71,713 square feet of factory and warehouse, leased from the Ruili Group under a ten year lease. At the production facility, the Company has production ·quipment, imported from the United States, Korea, and Taiwan, as well as manufactured in mainland China.

'TEM 3. LEGAL PROCEEDINGS

None.

'TEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to the stockholders in the fourth quarter of 2008.

PART II

.TEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUERS PURCHASES OF EQUITY ˜ECURITIES

˜rice Range of Common Stock

On April 18, 2006, SORL Auto Parts, Inc. was approved for listing its common shares on the NASDAQ Capital Market and commence trading its ›hares on NASDAQ under the symbol "SORL". The Company was further approved for listing on NASDAQ Global Market on November 21, 2006. High and ›w sales prices per share of our Common Shares for each quarter ended during 2008 and 2007 are as follows:

Quarter Ended	High	Low
2008		
'irst Quarter	7.40	4.7C
Second Quarter	7.10	4.83
hird Quarter	6.45	3.32
Forth Quarter	3.89	1.39

2007		
First Quarter	9.88	7.37
Second Quarter	8.96	6.75
Third Quarter	8.30	6.01
Forth Quarter	9.46	6.07

Stockholders

At March 11, 2009, we had approximately 515 registered stockholders of record of our common stock. This number does not include shares beneficially owned by investors through brokerage clearing houses, depositories or otherwise held in "street name".

Dividend

We have not historically declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors including economic conditions, regulatory restrictions and tax considerations. Additionally, amounts available for dividends are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

ITEM 6. SELECTED FINANCIAL DATA.

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those presented. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10K.

OVERVIEW

On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company ("Fairford"). Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations. Although Fairford became a wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a "reverse merger" whereby Fairford is considered to be the accounting acquirer. As such, the following results of operations are those of Fairford.

Fairford was organized in Hong Kong as a limited liability company on November 3, 2003. Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the "Joint Venture") established pursuant to the laws of the People's Republic of China ("PRC" or "China"). The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the "Ruili Group").

The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts. Its headquarters are located in Ruian City of Wenzhou Area, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies. Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders. Some of those products were developed and are manufactured through affiliated companies of Ruili Group. Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China. Mr. Zhang is also Chairman and Chief Executive Officer of the Company. The Joint Venture was established in the PRC as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford. Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of approximately $43.4 million.

In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings, at a consideration of approximately $6.39million.

The consideration was based on a valuation by an independent PRC valuation firm. Fairford then contributed these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture. The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the "JV Agreement"). Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member. The majority of the Board has decision making authority with respect to operating matters. As a result, Fairford maintains operating control over the Joint Venture.

The transactions were accounted for as a reverse spin-off in accordance with EITF 02-11 "Accounting for Spin-offs." Accordingly SORL Auto Parts, Inc. was deemed to be the "spinnor" for accounting purposes.

In December 2006, through Fairford, SORL invested a further approximately $32.67 million in its operating subsidiary- the Joint Venture. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by approximately $3.63 million. SORL Auto Parts, Inc. continues to hold a 90% controlling interest in the operating subsidiary.

As a result of the foregoing, through Fairford's 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and related components in China and internationally for use primarily in vehicles weighing over three tons, such as trucks and buses. There are forty categories of valves with over one thousand different specifications. Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with those accounting principles requires us to make judgments and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Those judgments and estimates have a significant effect on the consolidated financial statements because they result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Actual results could differ from those estimates. We periodically re-evaluate our judgments and estimates that are based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

WARRANTIES

Estimated product warranty expenses are accrued in cost of goods sold at the time the related sales are recognized. We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value.

INCOME TAXES

Taxes are calculated in accordance with taxation principles currently effective in the PRC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or loss in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets and liabilities that, based on available evidence, are not expected to be realized.

Under a Tax Holiday in PRC, the Company is granted an exemption from income taxes for two years commencing from the first cumulative profit-making year and a 50% reduction in the income tax rates for the following three years. Fiscal year ended December 31, 2004 was the first cumulative profit-making year. As a result of the Joint Venture obtaining its Sino-foreign joint venture status in 2004, in accordance with applicable PRC tax regulations, the Joint Venture was exempted from PRC income tax in both fiscal 2004 and 2005. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the two years ended December 31, 2006 and 2007. With the new PRC Enterprise Income Tax Law, effective on 1st January 2008, the China's enterprises are generally subject to a PRC income tax rate of 25% and the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 25% for the year ended December 31, 2008.

Additionally, the Company increased its investment in the Joint Venture as a result of its financing in December, 2006. In accordance with the Income Tax Law of the People's Republic of China on Foreign-invested Enterprises and Foreign Enterprises, the Joint Venture is eligible for additional preferential tax treatment. For the years 2007 and 2008, the Joint Venture entitled to an income tax exemption on all pre-tax income generated by the company above its pre-tax income generated in the fiscal year 2006. Thereafter, the Joint Venture will enjoy a 50% exemption from the applicable income tax rate of 25% on any pre-tax income above its 2006 pre-tax income, to be recognized in the years 2009, 2010 and 2011.

REVENUE RECOGNITION

In accordance with the provisions of Staff Accounting Bulletin No. 103, revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer including factors such as when persuasive evidence of an arrangement exits, delivery has occurred, the sales price is fixed and determinable, and collectibility is probable. The Company generally records sales upon shipment of product to customers and transfer of title under standard commercial terms. Revenue consists of the invoice value for the sale of goods and services net of value-added tax ("VAT"), rebates and discounts and returns. The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales. The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

The Company does not receive revenue for shipping and handling costs to customers. Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectiblity of outstanding accounts receivable.

RESULTS OF OPERATIONS

Year ended December 31, 2008 as compared to year ended December 31, 2007:

Sales	2008	%	2007	%
		(U.S. dollars in million)		
Air brake valves & related components	$ 99.7	76.2%	$ 89.2	77.0%
Non-valve products	$ 31.2	23.8%	$ 26.6	23.0%
Total	$ 130.9	100%	$ 115.8	100%

(Years Ended December 31,)

Sales consisted of air brake valves and related components manufactured by SORL and sold to domestic OEM and aftermarket customers and international customers; as well as distribution of non-valve auto parts sourced from related parties.

Total net sales were $130,893,422 and $115,760,070 for the fiscal years ended December 31, 2008 and 2007, respectively, representing an increase of $15.1 million or 13.0% year over year. The increase in sales was the result of balanced growth in all three market segments: the domestic OEM market, the domestic aftermarket and international market. A breakdown of net sales revenue for our three market segments, domestic OEM market, domestic aftermarket and international markets, in 2008 and 2007 is as follows:

	Years Ended December 31, 2008	%	2007	%
		(U.S. dollars in million)		
China OEM market	$ 49.0	37.4%	$ 41.3	35.6%
China Aftermarket	$ 35.5	27.1%	$ 31.1	26.9%
International market	$ 46.4	35.5%	$ 43.4	37.5%
Total	$ 130.9	100%	$ 115.8	100%

National transportation in China was heavily affected by significant snow storms in central and east China in the first two months of 2008, our OEM customers' demands were sharply decreased in the first quarter. During the second quarter, the national transportation system in China was recovering from the impact caused by the significant snow storms. With the approaching of implementation of the China III emission standard beginning July 1, 2008, the consumption of trucks equipped with China II engines was significantly spurred before the policy was enforced, which in turn boosted the output and sales volume of vehicles made in China. As a result, our Chinese OEM sales achieved a strong growth in the second quarter of 2008.

Further, the additional costs required to achieve China III compliance will lead to higher vehicle prices, which will likely discourage demand for various vehicles. During the 2008 Beijing Olympic Games, our major customers, such as FAW Qiongdao, Beiqi Foton Zhucheng and Beiqi Foton Aumen halted production due to the traffic control in the regions around Beijing. Consequently, our OEM sales in the third quarter of 2008 were sharply decreased compared to the second quarter of 2008. With the worsening financial crisis and weakening global economy, our OEM sales sharply decreased in the second half year of 2008 compared to the same period of last year.

For the Joint Venture, its sales for the OEM market increased by $7.7 million or 18.6% for the fiscal year ended December 31, 2008, as compared to the fiscal year ended December 31, 2007. With its continuing efforts on new product R&D, and timely delivery of products and services, the Joint Venture was able to fully utilize its well-established relationship with major OEM customers and to grow its business faster than the overall market.

As of December 31, 2008, the Joint Venture had 28 authorized distributors covering nearly all regions in China, which in turn channel our products through over 800 sub-distributors. Based on its nation-wide sales networks as well as increased production capacity, the Joint Venture achieved total revenue of $35.5 million in domestic aftermarket sales for the fiscal year ended December 31, 2008, an increase of $4.4 million, or 14.1% as compared to the same period of last year.

The Joint Venture's overseas sales to Asian countries and the North American market, the largest oversea market segments for the Company, increased by 8.8% and 28.4%. As the result, our export sales increased by $3.0 million or approximately 6.9% for the fiscal year ended December 31, 2008, as compared to $43.4 million for the same period of 2007. This increase reflects the introduction of new products, the expansion of the contract sales force, and the implementation of a focused market plan on these market segments.

COST OF SALES

Cost of sales for the fiscal year ended December 31, 2008 increased to $97.2 million from $88.8 million for the fiscal year ended December 31, 2007, $8.4 million or a 9.5 % increase, consistent with the increase in revenues.

GROSS PROFIT

Gross profit for the fiscal year ended December 31, 2008 increased by approximately $6.7 million or 24.8% to $33.7 million from $27.0 million for the fiscal year ended December 31, 2007. Gross margin increased by approximately 2.4% from 23.3% in 2007 to 25.7% in 2008.

The higher gross margin was the result of raising prices and cutting production costs. The Joint Venture continued to improve production methods in its manufacturing process, which has resulted in reducing the manufacturing cycle, reducing waste, and thereby reducing production cost. Also, favorable changes in product and market mix helped raise the average selling price of our products. For the Chinese OEM market, we have sold more system products as opposed to individual components. For the Chinese and the international aftermarkets, we have been able to pass part of our cost increases to the end users, largely due to an uptrend in the prices for truck parts from China. The successful expansion of our sales into the higher margin municipal bus market has also contributed to the gross margin improvement of the Joint Venture since the last quarter of 2007.

SELLING EXPENSES

Selling expenses were $8,423,124 for the fiscal year ended December 31, 2008, as compared to $7,461,652 for the fiscal year ended December 31, 2007, an increase of $961,472 or 12.9%. The increase was mainly due to the following factors:

(1) The salaries, travel and overhead costs of sales and marketing personnel in 2008 increased by $76,027, as the Joint Venture increased its sales force.

(2) Advertising cost, public relations costs, exhibition fees and export sundry charges in 2008 rose by $58,717, as compared to 2007, due to general increases in the level of such activities.

(3) Transportation costs and packaging costs increased by $692,006 for the fiscal year ended December 31, 2008, to $4,603,641, as compared to $3,911,635 for the fiscal year ended December 31, 2007. The increase in transportation expense was mainly due to increased sales, the increased price of fuel, and the strict restrictions on overloading implemented by the Chinese government since the third quarter of 2007.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $9,295,299 for the fiscal year ended December 31, 2008, as compared to $6,542,522 for the fiscal year ended December 31, 2007, an increase of $2,752,777 or 42.1%. The increase was mainly due to the following factors:

(1) The expansion of economic activities, facilities and workforce resulted in increased depreciation, office expenses, staff salary and welfare costs, travel expenses, supplies and utilities totaling $693,689, as compared to 2007 year.
(2) R&D expense, which is included in general and administrative expenses, increased by $1,424,385, as compared to figure for fiscal year ended December 31, 2007, as discussed below.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense was $3,219,895 for the fiscal year ended December 31, 2008, as compared to $1,795,510 for the fiscal year ended December 31, 2007, an increase of $1,424,385; as a result of the Company's investment in new R&D instrument purchases and the expansion of its staff to develop new innovative products.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased to $2.71 million for the fiscal year ended December 31, 2008, compared with depreciation and amortization expense of $1.77 million for the fiscal year ended December 31, 2007.

The increase in depreciation and amortization expense was primarily due to purchases of production equipment, plant and land use rights in the 2007 fiscal year.

FINANCIAL EXPENSE

Financial expense for the fiscal year ended December 31, 2008 decreased by $148,291 to 852,640 from $1,000,931 for the fiscal year ended December 31, 2007. Financial expense mainly consists of interest expense and exchange loss. The interest expense decreased by $67,184 to $81,629 for the fiscal year ended December 31, 2008, compared with $148,813 for the fiscal year ended December 31, 2007, mainly due to the lower outstanding average debt balance during current period. The borrowed funds were mainly used for new equipment purchases, as well as working capital purposes. Because a large part of our accounts receivable arose from export sales denominated in US dollars, the appreciation of the RMB against the U.S. dollar resulted in larger exchange loss during the fiscal year ended December 31, 2008.Company recognized exchange losses of $628,520 and $926,076 for the fiscal year ended December 31, 2008 and 2007, respectively.

OTHER INCOME

For the fiscal year ended December 31, 2008, other income included subsidy income of $307,520 compared with $503,464 for the fiscal year ended December 31, 2007. Through local governments, these subsidies were provided to the Company as economic incentives to secure business commitments and no repayment is required.

INCOME TAX

There was no income tax expense for the fiscal year ended December 31, 2005 and 2004. As a result of the Joint Venture obtaining its Sino-foreign joint venture status in 2004, in accordance with applicable PRC tax regulations, the Joint Venture was exempted from PRC income tax in both fiscal 2004 and 2005. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the two years ended December 31, 2006 and 2007. With the new PRC Enterprise Income Tax Law, effective on 1st January 2008, the China's enterprises are generally subject to a PRC income tax rate of 25% and the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 25% for the year ended December 31, 2008.

Additionally, the Company increased its investment in the Joint Venture as a result of its financing in December, 2006. In accordance with the Income Tax Law of the People's Republic of China on Foreign-invested Enterprises and Foreign Enterprises, the Joint Venture is eligible for additional preferential tax treatment. For the years 2007 and 2008, the Joint Venture entitled to an income tax exemption on all pre-tax income generated by the company above its pre-tax income generated in the fiscal year 2006. Thereafter, the Joint Venture will enjoy a 50% exemption from the applicable income tax rate of 25% on any pre-tax income above its 2006 pre-tax income, to be recognized in the years 2009, 2010 and 2011. In accordance with China's relevant regulations of income taxes, there is a benefit, which 40% of the additional investment in the Joint Venture used to purchase eligible domestic equipments can be used as a tax credit to reduce the current income taxes to the limit of any incremental income taxes in addition to the prior year. During the fiscal year ended Dec 31, 2008 and Dec 31, 2007, the Joint Venture received an abovementioned income tax benefit of $377,147 and $991,133 respectively, which has been reflected as a reduction to current income tax expense. As a result of the factors discussed above, income tax expense was $1,586,503 for the fiscal year ended December 31, 2008 compared with $636,976 for the fiscal year ended December 31, 2007, an increase of $949,527.

STOCK—BASED COMPENSATION

On March 1, 2006, the Board of Directors approved a total of 60,000 options to be issued to the four independent members of the Board of Directors. The contractual term of the options is three years. Total deferred stock-based compensation expenses related to stock options amounted to $178,904. This amount is amortized over the three year vesting period in a manner consistent with Financial Accounting Standards Board Interpretation No. 123R. The amortization of deferred stock-based compensation for these equity arrangements was $59,636 per year for each of the fiscal years ended December 31, 2008 and 2007.

On June 20, 2007, the Company granted to its previous senior manager of investor relations, David Ming He, options to purchase 4,128 shares of its common stock with an exercise price of $7.25 per share. In accordance with the agreement, the option became vested and exercisable immediately on the date thereof. Total deferred stock-based compensation expenses related to the 4,128 stock options granted amounted to $23,201. This amount was charged to G&A during the fiscal year ended December 31, 2007.

Although the Company anticipates future issuances of stock awards could have a material impact on reported net income in future financial statements, we do not expect them to have a material impact on future cash flow.

MINORITY INTEREST

Minority interest represents a 10% non-controlling interest in the JV company. Minority interest in income was $1,381,230 and $1,206,515 for the fiscal year ended December 31, 2008 and 2007, respectively.

NET INCOME

The net income for the fiscal year ended December 31, 2008 increased by $ 1,626,829, to $12,370,860 from net income of $10,744,031 for the fiscal year ended December 31, 2007 due to the factors discussed above. Earnings per share ("EPS"), both basic and diluted, for 2008 and 2007, were $0.68 and $0.59 per share, respectively.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

OPERATING - Net cash provided in operating activities was $9,673,487 for the fiscal year ended December 31, 2008, as compared to $8,858,603 of net cash provided by operating activities for the fiscal year ended December 31, 2007, an increase of $ 835,633.

Our primary cash flows from net income were realized through the sale of automotive parts. Net income after deducting non-cash items provided cash inflows at approximately $16.6 million for the fiscal year ended December 31, 2008 as compared to $13.9 million for the fiscal year ended December 31, 2007, an increase of $2.7 million. Cash flows from accounts receivable and notes receivables increased by approximately $6.8 million for the fiscal year ended December 31, 2008 as compared with the fiscal year ended December 31, 2007, as a result of more notes receivables maturing near the fiscal year ended December 31, 2008. Due to our increased risk management related to customer credit, we required certain customers to pay in advance before delivering goods. Thus the cash flow generated from deposits received from customers increased by $2.5 million for the fiscal year ended December 31, 2008 as compared with the fiscal year ended December 31, 2007. The Company established more distribution warehouses close to major OEM customers and maintained more stock in those warehouses to ensure timely deliveries at the request of major OEM customers. As a result, the Company maintained a high inventory level as of the end of fiscal year ended December 31, 2008. The increased cash flow from operations, described above, was largely offset by the 2008 increase in inventories.

At December 31, 2008, the Company had cash and cash equivalents of $ 7,795,987, as compared to cash and cash equivalents of $4,340,211 at December 31, 2007. The Company had working capital of $ 61,586,125 at December 31, 2008, as compared to working capital of $44,715,988 at December 31, 2007, reflecting current ratios of 5.36 and 4.32:1, respectively.

INVESTING - During the fiscal year ended December 31, 2007, the Company expended net cash of $19,427,340 in investing activities, mainly including the funds for acquisition of plant, land use rights and new equipment to support the growth of business. For the fiscal year ended December 31, 2008, the Company utilized $ 3,136,574 in investing activities.

FINANCING –Net cash used by financing activities was $ 3,482,360 for the fiscal year ended December 31, 2008 compared to a net cash inflow in financing activities of $3,257,911 for the fiscal year ended December 31, 2007, due to the fact that during fiscal year ended December 31, 2008, the Company repaid all its outstanding debt.

The Company's management has taken a number of steps to restructure its customer base and phase out accounts that failed to make prompt payment. The Company also placed more emphasis on accounts receivable collection. In addition, the Company maintains good relationships with local banks. We believe that our current cash and cash equivalents and anticipated cash flow generated from operations and our bank lines of credit will be sufficient to finance our working capital requirements for the foreseeable future.

OFF-BALANCE SHEET AGREEMENTS

At December 31, 2008 and December 31, 2007, we did not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company did not have any material market risk with respect to such factors as commodity prices, equity prices, and other market changes that affect market risk sensitive investments.

Although our reporting currency is the U.S. dollar, the functional currency of Joint Venture is RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our Renminbi revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rate and their income and expenses items are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. Because of the approximately 6.4% appreciation of the RMB against the USD during fiscal 2008, we recorded an exchange gain of $6,017,843 for the fiscal year ended on December 31, 2008. But any further RMB appreciation against USD, if any, would be on a prudent, gradual basis with relatively small adjustments, so as to avoid drastic impacts on the Chinese economy as a whole.

As the Company's historical debt obligations are primarily short-term in nature, with fixed interest rates, and because we have repaid our debt, the Company does not have any risk from an increase in market interest rates. However, to the extent that the Company arranges new borrowings in the future, an increase in market interest rate would cause a commensurate increase in the interest expense related to such borrowings.

ITEM 8 FINANCAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SORL Auto Parts, Inc. and Subsidiaries
Ruian City, Zhejiang Province
People's Republic of China

We have audited the accompanying consolidated balance sheets of SORL Auto Parts, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements *of* income, stockholders' equity and comprehensive income, and cash flows for each *of* the years in the two-year period ended December 31, 2008. SORL Auto Parts, Inc. and Subsidiaries' management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards *of* the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SORL Auto Parts, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co. LLP

Rotenberg & Co. LLP
Rochester, New York
March 27, 2009

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

		December 31, 2008 (Audited)		December 31, 2007 (Audited)
Assets				
Current Assets				
Cash and Cash Equivalents	US$	7,795,987	US$	4,340,211
Accounts Receivable, Net of Provision		35,797,824		30,586,239
Notes Receivable		7,536,534		9,410,385
Inventory		19,105,845		8,220,373
Prepayments, including $187,813 and $0 from related parties at December 31, 2008 and December 31, 2007, respectively.		1,013,440		1,336,212
Other current assets, including $1,906,070 and $1,761,007 from related parties at December 31, 2008 and December 31, 2007, respectively.		4,445,778		4,275,294
Total Current Assets		75,695,408		58,168,714
Fixed Assets				
Property, Plant and Equipment		32,927,306		27,889,182
Less: Accumulated Depreciation		(8,951,886)		(6,094,229)
Property, Plant and Equipment, Net		23,975,420		21,794,953
Land Use Rights, Net		14,514,983		13,889,705
Other Assets				
Deferred compensation cost-stock options		9,935		69,571
Intangible Assets		161,347		76,150
Less: Accumulated Amortization		(39,018)		(25,116)
Intangible Assets, Net		122,329		51,034
Deferred tax assets		189,228		-
Total Other Assets		321,492		120,605
Total Assets	**US$**	**114,507,303**	**US$**	**93,973,977**
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts Payable and Notes Payable, including $0 and $97,503 due to related parties at December 31, 2008 and December 31, 2007, respectively.	US$	4,623,850	US$	5,305,172
Deposit Received from Customers		6,295,857		2,079,946
Short term bank loans		—		3,370,328
Income tax payable		340,138		373,769
Accrued Expenses		2,389,314		1,859,938
Other Current Liabilities		460,124		463,563
Total Current Liabilities		14,109,283		13,452,716
Non-Current Liabilities				
Deferred tax liabilities		106,826		-
Total Liabilities		14,216,109		13,452,716
Minority Interest		10,007,166		8,024,152
Stockholders' Equity				
Common Stock - $0.002 Par Value; 50,000,000 authorized, 18,279,254 and 18,279,254 issued and outstanding as of December 31, 2008 and December 31, 2007 respectively		36,558		36,558
Additional Paid In Capital		37,498,452		37,498,452
Reserves		3,126,086		1,882,979
Accumulated other comprehensive income		10,848,248		5,432,189
Retained Earnings		38,774,684		27,646,931
		90,284,028		72,497,109
Total Liabilities and Stockholders' Equity	**US$**	**114,507,303**	**US$**	**93,973,977**

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Income
For Years Ended on December 31, 2008 and 2007

	2008	2007
ales	US$ 130,893,422	115,760,070
Include: sales to related parties	2,816,816	1,398,638
Cost of Sales	97,225,582	88,757,611
Gross Profit	33,667,840	27,002,459
Expenses:		
Selling and Distribution Expenses	8,423,124	7,461,652
General and Administrative Expenses	9,295,299	6,542,522
Financial Expenses	852,640	1,000,931
Total Expenses	18,571,063	15,005,105
Operating Income	15,096,777	11,997,354
Other Income	683,104	731,982
Non-Operating Expenses	(441,288)	(141,814)
Income Before Provision for Income Taxes	15,338,593	12,587,522
Provision for Income Taxes	1,586,503	636,976
Net Income Before Minority Interest & Other Comprehensive Income	US$ 13,752,090	11,950,546
Minority Interest	1,381,230	1,206,515
Net Income Attributable to Stockholders	12,370,860	10,744,031
Foreign Currency Translation Adjustment	6,017,843	4,810,800
Minority Interest's Share	601,784	481,080
Comprehensive Income	17,786,919	15,073,751
Weighted average common share - Basic	18,279,254	18,277,094
Weighted average common share - Diluted	18,279,254	18,323,315
EPS - Basic	0.68	0.59
EPS - Diluted	0.68	0.59

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For Years Ended on December 31,2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net Income	US$ 12,370,860	10,744,031
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Minority Interest	1,381,230	1,206,515
Bad Debt Expense	32,674	33,848
Depreciation and Amortization	2,706,053	1,769,647
Stock-Based Compensation Expense	59,636	114,045
Loss on disposal of Fixed Assets	24,892	41,418
Deferred tax	(79,663)	—
Changes in Assets and Liabilities:		
Account Receivables	(3,000,167)	(1,940,993)
Notes Receivables	2,437,182	(5,485,625)
Other Currents Assets	111,707	(1,111,529)
Inventory	(9,977,123)	(3,266,270)
Prepayments	400,877	4,425,704
Accounts Payable and Notes Payable	(1,011,371)	353,406
Income Tax Payable	(33,631)	(9,019)
Deposits Received from Customers	3,937,491	1,485,349
Other Current Liabilities and Accrued Expenses	312,840	498,076
Net Cash Flows from Operating Activities	**9,673,487**	**8,858,603**
Cash Flows from Investing Activities		
Acquisition of Property and Equipment	(3,063,458)	(10,103,783)
Sales Proceeds of Disposal of Fixed Assets	4,187	—
Acquisition of Land Use Rights	—	(9,297,253)
Investment in Intangible Assets	(77,303)	(26,304)
Net Cash Flows from Investing Activities	**(3,136,574)**	**(19,427,340)**
Cash Flows from Financing Activities		
Proceeds from (Repayment of) Bank Loans	(3,482,360)	3,257,911
Proceeds from Share Issuance	—	—
Capital contributed by Minority S/H	—	—
Net Cash flows from Financing Activities	**(3,482,360)**	**3,257,911**
Effects on changes in foreign exchange rate	401,223	513,536
Net Change in Cash and Cash Equivalents	3,455,776	(6,797,290)
Cash and Cash Equivalents- Beginning of the year	4,340,211	11,137,501
Cash and cash Equivalents - End of the year	**US$ 7,795,987**	**4,340,211**
Supplemental Cash Flow Disclosures:		
Interest Paid	182,385	148,813
Tax Paid	2,106,992	1,784,965

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

Common stock of 49,500 shares issued to key employees 60,000 options issued in 2006 to employees	59,636
4,128 options issued in 2007 for service rendered	23,201
Common stock of 4,128 shares issued in 2007 for service rendered	31,208

Non-Cash Transaction Disclosure:

Exchange of Construction in Progress for Acquisition of Property and Equipment:	2,059,276
Exchange of Construction in Progress for Acquisition of Land Use Rights	4,203,728

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For Years Ended on December 31, 2008 and 2007

	Number of Share	Common Stock	Additional Paid-in Capital	Reserves	Retained Earnings (Deficit)	Accumu. Other Comprehensive Income	Stockholders' Equity	Minority Interest
eginning Balance – Jan 1, 2007	18,275,126	36,550	37,444,051	797,116	17,988,763	1,102,469	57,368,949	6,336,557
let Income	—	—	—	—	10,744,031	—	10,744,031	1,206,515
ther Comprehensive Income(Loss)	—	—	—	—	—	4,329,720	4,329,720	481,080
ommon stock of 4,128 shares issued	4,128	8	31,200	—	—	—	31,208	—
ransfer to reserve	—	—	—	1,085,863	(1,085,863)	—	—	—
,128 options issued in 2007	—	—	23,201	—	—	—	23,201	—
nding Balance - December 31, 2007	18,279,254	36,558	37,498,452	1,882,979	27,646,931	5,432,189	72,497,109	8,024,152
let Income	—	—	—	—	12,370,860	—	12,370,860	1,381,230
ther Comprehensive Income(Loss)	—	—	—	—	—	5,416,059	5,416,059	601,784
ransfer to reserve	—	—	—	1,243,107	(1,243,107)	—	—	—
nding Balance - December 31, 2008	18,279,254	36,558	37,498,452	3,126,086	38,774,684	10,848,248	90,284,028	10,007,166

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

SORL Auto Parts, Inc. is principally engaged in the manufacture and distribution of automotive air brake valves and related components for commercial vehicles weighing more than three tons, such as trucks, and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited ("Ruian", or "the Company") in the People's Republic of China ("PRC" or "China"). The Company distributes products both in China and internationally under SORL trademarks. The Company's product range includes 40 categories of brake valves with over 1000 different specifications.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The company conducts business with its related parties in the ordinary course of business. All transactions have been recorded at far market value of the goods and services exchanged.

FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risk factors:

(i) Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. he Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine he value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews nd adjusts this allowance periodically based on historical experience and its evaluation of the collectiblity of outstanding accounts receivable. The Company as four customers that respectively account for more than 5.5% of its total revenues for the period. The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii) Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate mount of committed credit facilities and ability to close out market positions.

(iii) Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 6.47% per nnum. The Company's income and cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-earing assets. The Company's policy is to maintain all of its borrowings in fixed rate instruments.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. Cost includes all costs of purchase, ost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price n the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is provided using e straight-line method over the estimated useful life of the respective assets as follows:

Category	Estimated Useful Life(Years)
Buildings	10-20
Machinery and equipment	5-10
Electronic equipment	5
Motor Vehicles	5-10

Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic enefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount f the assets.

LAND USE RIGHTS

According to the law of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over its useful lives. The land use rights is amortized on a straight-line basis over the estimated useful life of 45 years.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

INTANGIBLE ASSETS

Intangible assets represent mainly the patent of technology, plus the computer software. Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

ACCOUNTS RECEIVABLES AND ALLOWANCE FOR BAD DEBTS

The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. Accounts receivables generated from credit sales have general credit terms of 90 days for domestic aftermarket customers.

The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company will write off the uncollectible receivables once the customers are bankrupt or there is a remote possibility that the Company will collect the outstanding balance. The write-off must be reported to the local tax authorities and receive official approval from them. To date, the Company has not written off any account receivable.

NOTES RECEIVABLE

Notes receivable are issued by some customers to pay certain outstanding receivable balances to the Company with specific payment terms and definitive due dates. Notes receivable do not bear interest.

REVENUE RECOGNITION

Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer including factors uch as when persuasive evidence of an arrangement exits, delivery has occurred, the sales price is fixed and determinable, and collectibility is probable. Revenue consists of the invoice value for the sale of goods and services net of value-added tax ("VAT"), rebates and discounts and returns. The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales.

INCOME TAXES

The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards ("SFAS" No. 109), "Accounting for ncome Taxes," whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and iabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are xpected to affect taxable income. Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

FOREIGN CURRENCY TRANSLATION

The Company maintains its books and accounting records in Renminbi ("RMB"), the currency of the PRC, The Company's functional currency is also RMB. The Company has adopted SFAS 52 in translating financial statement amounts from RMB to the Company's reporting currency, United States ollars ("US$"). All assets and liabilities are translated at the current rate. The shareholders' equity accounts are translated at appropriate historical rate. Revenue and expenses are translated at the weighted average rates in effect on the transaction dates.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are nclude in the results of operations as incurred.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 23R revises FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). The Company has adopted SFAS 123R as of January 1, 2005. Refer to Note 19: stock compensation plan for additional information on our stock option plan and related stock-based compensation expense.

EMPLOYEES' BENEFITS

Mandatory contributions are made to Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the eriod, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary costs.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are classified as general and administrative expenses and are expensed as incurred.

SHIPPING AND HANDLING COSTS

Shipping and handling cost are classified as selling expenses and are expensed as incurred.

ADVERTISING COSTS

Advertising costs are classified as selling expenses and are expensed as incurred.

WARRANTY CLAIMS

The company provides for the estimated cost of product warranties when the products are sold. Such estimates of product warranties were based on, among other things, historical experience, product changes, material expenses, service and transportation expenses arising from the manufactured product. Estimates will be adjusted on the basis of actual claims and circumstances.

PURCHASE DISCOUNTS

Purchase discounts, if applicable, are netted in the cost of goods sold.

LEASE COMMITMENTS

The Company has adopted SFAS No. 13, "Accounting for Leases". If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.

RECENTLY ISSUED FINANCIAL STANDARDS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS 115", which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The adoption of SFAS No. 159 has not had a material impact on the Company's consolidated results of operations or financial position.

In December 2007, the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

In December 2007, the FASB issued FASB 160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way - as an entity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of these standards will have any impact on its financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB 110"). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of "plain vanilla" options beyond December 31, 2007. SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007. Adoption of SAB 110 is not expected to have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No.161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB statement No.133.SFAS No.161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No.161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application encouraged. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending December 31, 2009. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS 162 on its consolidated financial statements but does not expect it to have a material effect.

Also in May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" ("SFAS 163"). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 163 on its consolidated financial statements but does not expect it to have a material effect.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company continued to purchase non-valve automotive products, components for valve parts and packaging materials from the Ruili Group Co., Ltd. The Ruili Group Co., Ltd., is the minority shareholder of the Joint Venture and is controlled by the Zhang family, who is also the controlling party of the Company.

The following related party transactions occurred for the fiscal year ended December 31, 2008 and 2007:

	December 31,	
	2008	2007
PURCHASES NON-VALVE PRODUCT , COMPONENTS FOR VALVE AUTO PARTS AND PACKAGING MATERIAL FROM FROM:		
Ruili Group Co., Ltd.	$ 35,344,273	$ 26,589,425
Total Purchases	$ 35,344,273	26,589,425
PURCHASES LAND USE RIGHTS FROM RUILI GROUP CO., LTD.	$ —	$ 13,501,009
PURCHASES PLANT FROM RUILI GROUP CO., LTD.	$ —	$ 6,613,724
SALES TO:		
Ruili Group Co., Ltd.	2,816,816	1,398,638
Total Sales	$ 2,816,816	$ 1,398,638

	December 31, 2008	December 31, 2007
ACCOUNTS PAYABLE AND OTHER PAYABLES		
Ruili Group Co., Ltd.	$ —	$ 97,503
Total	$ —	$ 97,503
PREPAYMENTS		
Ruili Group Co., Ltd.	$ 187,813	$ —
Total	$ 187,813	$ —
OTHER ACCOUNTS RECEIVABLE		
Ruili Group Co., Ltd.	$ 1,906,070	$ 1,761,007
Total	$ 1,906,070	$ 1,761,007

1. The total purchases from Ruili Group during the fiscal year ended December 31, 2008 consisted of $29.6 million of finished products for non-valve auto parts, $4.2 million of components for non-valve auto parts and $1.6 million of packaging materials.
2. On September 28, 2007, the Company purchased land use rights, a manufacturing plant, and an office building from Ruili Group for an aggregate purchase price of approximately RMB152 million (approximately $20.1 million translated with an average exchange rate of 7.5567). DTZ Debenham Tie Leung Ltd., an internationally recognized appraiser, appraised the total asset value at RMB154 million (approximately $20.4 million translated with an average exchange rate of 7.5567). RMB69.4 million (approximately $9.1 million translated with an average exchange rate of 7.5567) of the purchase price was paid on a transfer of the Company's an existing project that includes a construction-in-progress and prepayment of land use rights. The remaining balance was paid by the cash generated from operation and a bank credit line.

NOTE 4 - ACCOUNTS RECEIVABLE

The changes in the allowance for doubtful accounts at December 31, 2008 and December 31, 2007 were summarized as follows:

	December 31,2008	December 31,2007
Beginning balance	$ 27,987	$ 8,769
Add: Increase to allowance	(2,990)	19,218
Less: Accounts written off	—	—
Ending balance	$ 24,997	$ 27,987

	December 31, 2008	December 31, 2007
Accounts receivable	$ 35,822,821	$ 30,614,226
Less: allowance for doubtful accounts	(24,997)	(27,987)
Account receivable balance, net	$ 35,797,824	$ 30,586,239

NOTE 5 - INVENTORIES

On December 31, 2008 and December 31, 2007, inventories consisted of the following:

	December 31, 2008	December 31, 2007
Raw Material	$ 2,705,224	$ 2,354,637
Work in process	8,074,488	4,157,643
Finished Goods	8,326,133	1,708,093
Total Inventory	$ 19,105,845	$ 8,220,373

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following, on December 31, 2008 and December 31, 2007:

	December 31,2008	December 31,2007
Machinery	$ 22,085,672	$ 18,118,125
Molds	1,275,561	1,193,488
Office equipment	618,403	358,163
Vehicle	972,422	757,311
Building	7,975,248	7,462,096
Sub-Total	32,927,306	27,889,182
Less: Accumulated depreciation	(8,951,886)	(6,094,229)
Fixed Assets, net	$ 23,975,420	$ 21,794,953

Depreciation expense charged to operations was $2,375,363 and $1,689,021 for the fiscal year ended December 31, 2008 and 2007, respectively.

NOTE 7 – LAND USE RIGHTS

	December 31,2008	December 31,2007
Cost:	$ 14,927,340	$ 13,966,870
Less: Accumulated amortization:	412,357	77,165
Land use rights, net	$ 14,514,983	$ 13,889,705

According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company is in the process of applying to obtain the land use right certificate. The remaining balance of land use rights as of Dec 31, 2008 is amortized on a straight-line basis over 44 years, its remaining useful lives. Amortization expenses were $335,192 and $77,165 for the fiscal years ended December 31, 2008 and 2007, respectively.

NOTE 8 - INTANGIBLE ASSETS

Gross intangible assets were $161,347, less accumulated amortization of $39,018 for net intangible assets of $ 122,329 as of December 31, 2008. Gross intangible assets were $76,150, less accumulated amortization of $25,116 for net intangible assets of $51,034 as of December 31, 2007. Amortization expenses were $11,770 and $6,035 for the fiscal years ended December 31, 2008 and 2007 respectively. Future estimated amortization expense is as follows:

2009	2010	2011	2012	2013	Thereafter
$ 16,135	$ 16,135	$ 16,135	$ 16,135	$ 16,135	$ 42,115

NOTE 9 - PREPAYMENT

Prepayment consisted of the following as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
Raw material suppliers	$ 878,374	$ 929,178
Equipment purchase	135,066	407,035
Total prepayment	$ 1,013,440	$ 1,336,212

NOTE 10- DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets as at December 31, 2008 comprise the following:

	Dec 31, 2008
Deferred tax assets - current	
Provision	3,990
Warranty	277,892
Deferred tax assets	281,883
Valuation allowance	—
Net deferred tax assets - current	281,883
Deferred tax liabilities - current	
Revenue	92,655
Deferred tax liabilities - current	92,655
Net deferred tax assets - current	189,228
Deferred tax liabilities - non-current	
Land use right	106,826
Deferred tax liabilities - non-current	106,826

Deferred taxation is calculated under the liability method in respect of taxation effect arising from all timing differences, which are expected with ›asonable probability to realize in the foreseeable future. The Company and its subsidiaries do not have income tax liabilities in U.S. and Hong Kong as the Company had no taxable income for the reporting period. The Company's subsidiary registered in the PRC is subject to income taxes within the PRC at the pplicable tax rate.

ʼOTE 11 - ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
Accrued payroll	$ 617,522	$ 601,733
Other accrued expenses	1,771,792	1,258,205
Total accrued expenses	$ 2,389,314	$ 1,859,938

NOTE 12 - BANK LOANS

Bank loans represented the following as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
ecured	$ —	$ 3,370,328
ess: Current portion	$ —	$ (3,370,328)
Non-current portion	$ —	$ —

As of December 31, 2008, the Company had repaid all outstanding short-term loans with banks. The Company did not provide any sort of guarantee to ny other parties.

NOTE 13 - INCOME TAXES

The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on the axable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws. According to applicable tax laws regarding ino-Foreign Joint Venture, the Joint Venture is exempted from income taxes in the PRC for the fiscal years ended December 31, 2005 and 2004. Thereafter, he Joint Venture is entitled to a 50% income tax deduction for the following three years ended December 31, 2006, 2007, and 2008. As a result of the Joint Venture obtaining its Sino-foreign joint venture status in 2004, in accordance with applicable PRC tax regulations, the Joint Venture was exempted from PRC ncome tax in both fiscal 2004 and 2005. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the wo years ended December 31, 2006 and 2007. With the new PRC Enterprise Income Tax Law, effective on 1st January 2008, the China's enterprises are enerally subject to a PRC income tax rate of 25% and the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 25% for the year ended December 31, 2008.

Additionally, the Company increased its investment in the Joint Venture as a result of its financing in December, 2006. In accordance with the Income Tax Law of the People's Republic of China on Foreign-invested Enterprises and Foreign Enterprises, the Joint Venture is eligible for additional preferential tax treatment. For the years 2007 and 2008, the Joint Venture entitled to an income tax exemption on all pre-tax income generated by the company above its pre-tax income generated in the fiscal year 2006. Thereafter, the Joint Venture will enjoy a 50% exemption from the applicable income tax rate of 25% on any pre-tax income above its 2006 pre-tax income, to be recognized in the years 2009, 2010 and 2011. In addition, in accordance with China's relevant regulations of income taxes, there is a benefit, which 40% of the additional investment in the Joint Venture used to purchase eligible domestic equipments can be used as a tax credit to reduce the current income taxes to the limit of any incremental income taxes in addition to the prior year.The company received an income tax benefit of $377,147 and $991,133 in 2008 and 2007, respectively.

The reconciliation of the effective income tax rate of the Joint Venture to the statutory income tax rate in the PRC for the fiscal year ended on December 31, 2008 and 2007 is as follows:

	2008	2007
Statutory tax rate	25.0%	26.4%
Tax holidays and concessions	-12.5%	-13.2%
Effective tax rate	12.5%	13.2%

Income taxes are calculated on a separate entity basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes Significant components of the Company's net deferred tax assets and liabilities are approximately as follows at December 31,2008. No valuation allowance is deemed necessary. There currently is no tax benefit or burden recorded for the United States or Hong Kong. The provisions for income taxes for the years ended December 31, 2008 and 2007, respectively, are summarized as follows:

	2008	2007
PRC only:		
Current	$ 1,666,166	$ 636,976
Deferred	(79,663)	—
Total	$ 1,586,503	$ 636,976

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As the result of the implementation of the FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – In Interpretation of FASB Statement No. 109, the Company recognized no material adjustments to unrecognized tax benefits. At the adoption date of January 1, 2007 and as of December 31, 2008 and 2007, the Company has no unrecognized tax benefits.

NOTE 14 - LEASES

In December 2006, the Joint Venture entered into a lease agreement with Ruili Group Co., Ltd. for the lease of two apartment buildings. These two apartment buildings are for the Joint Venture's management personnel and staff, respectively. The lease term is from January 2007 to December 2011 for one of the apartment buildings and from January 2007 to December 2012 for the other.

Future minimum rental payments for the years ended December 31, are as follows:

		2009		2010		2011		2012		2013		Thereafter
Buildings	$	281,167	$	281,167	$	281,167	$	68,219	$	—	$	—
Total	$	281,167	$	281,167	$	281,167	$	68,219	$	—	$	—

NOTE 15 - ADVERTISING COSTS

Advertising costs are expensed as incurred and are classified as selling expenses. Advertising costs were $6,126 and $110,512 for the fiscal years ended December 31, 2008 and 2007, respectively.

NOTE 16 - RESEARCH AND DEVELOPMENT EXPENSE

Research and development costs are expensed as incurred and were $3,219,895 and $1,795,510 for the fiscal years ended December 31, 2008 and 2007, respectively.

NOTE 17 - WARRANTY CLAIMS

Warranty claims were $1,901,974 and $2,152,978 for the fiscal year ended on December 31, 2008 and 2007 respectively. The movement of accrued warranty expenses for fiscal year 2008 is as follows. Accrued warranty expenses are included in Accrued Expenses.

Beginning balance at Jan 01, 2008	$	863,428
Accrued during the fiscal year ended December 31, 2008:	$	1,901,974
Less: Actual Paid during the fiscal year ended December 31, 2008:	$	1,653,833
Ending balance at December 31, 2008	$	1,111,569

NOTE 18 - STOCK COMPENSATION PLAN

(1) The Company's 2005 Stock Compensation Plan (the Plan) permits the grant of share options and shares to its employees for up to 1,700,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant.

Pursuant to the Plan, the Company issued 60,000 options with an exercise price of $4.79 per share on March 1, 2006. In accordance with the vesting provisions of the grants, the options will become vested and exercisable under the following schedule.

Number of Shares	% of Shares Issued	Initial Vesting Date
60,000	100%	March 1, 2009

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield		0.00%
Expected Volatility		75.75%
Risk-Free Interest Rate		4.59%
Contractual Term		3 years
Stock Price at Date of Grant	$	4.79
Exercise Price	$	4.79

Total deferred stock-based compensation expenses related to the 60,000 stock options granted amounted to $178,904. This amount is amortized over three years in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was both $59,636 for the fiscal year ended December 31, 2008 and 2007. As of December 31, 2008, there was $ 9,935 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a period of 0.2 years.

A summary of option activity under the Plan as of December 31, 2008 and changes during the fiscal year ended December 31, 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
January 1, 2006	—	$ —	—	$ —
Granted	60,000	4.79	3Years	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2008	60,000	$ 4.79	0.2Years	$ —
Exercisable at December 31, 2008	—	—	—	—

(ii). Subject to all the terms and provisions of the 2005 Stock Compensation Plan, on June 20, 2007, the Company granted to its previous senior manager of investor relations, David Ming He options to purchase 4,128 shares of its common stocks with an exercise price of $7.25 per share. The option became vested and exercisable immediately on the date thereof.

Number of Shares	% of Shares Issued	Initial Vesting Date
4,128	100%	June 20, 2007

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each warrant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	66.70%
Risk-Free Interest Rate	5.14%
Contractual Term	3 years
Stock Price at Date of Grant	$ 7.09
Exercise Price	$ 7.25

Total stock-based compensation expenses related to the 4,128 stock options granted amounted to $23,201. This amount is charged to G&A during 2007 ear.

A summary of option activity under the Plan as of December 31, 2008 and changes during the fiscal year ended December 31, 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
nuary 1, 2007	—	$ —	—	$ —
Granted	4,128	$ 7.25	3Years	—
xercised	—	—	—	—
orfeited	—	—	—	—
utstanding at December 31, 2008	4,128	$ 7.25	1.6Years	$ —
xercisable at December 31, 2008	4,128	$ 7.25	1.6Years	$ —

(2) On January 5, 2006, the Company issued 100,000 warrants for financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share. In accordance with the common stock purchase warrant agreement, the warrants became vested and xercisable immediately on the date thereof. As set forth in the agreement, the Company will retain Maxim Group LLC and Chardan Capital Markets, LLC as ts exclusive financial advisors and investment bankers for a period of twelve months.

Number of Shares	% of Shares Issued	Initial Vesting Date
100,000	100%	January 5, 2006

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each varrant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	77.62%
Risk-Free Interest Rate	4.36%
Contractual Term	4 years
Stock Price at Date of Grant	$ 4.70
Exercise Price	$ 6.25

Total deferred stock-based compensation expenses related to the 100,000 warrants granted amounted to $299,052. This amount is amortized over one ear in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for hese equity arrangements was $299,052 for the fiscal year ended December 31, 2006.

A summary of option activity with respect to the warrants as of December 31, 2008 and changes during the fiscal year ended December 31, 2008 is as ollows:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
January 1, 2006	—	$ —	—	$ —
Granted	100,000	$ 6.25	4Years	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2008	100,000	$ 6.25	1.1Years	$ —
Exercisable at December 31, 2008	100,000	$ 6.25	1.1Years	$ —

NOTE 19- COMMITMENTS AND CONTINGENCIES

(1) According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company is in the process of applying to obtain the land use right certificate.

(2) The information of lease commitments is provided in Note 14.

NOTE 20 - OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2008, we do not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

NOTE 21 - SUBSEQUENT EVENTS

On March 24, 2009, we collected $1,463,143 of other accounts receivable due from RuiLi Group, one related party.

NOTE 22 – RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as a general reserve fund. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2008 and 2007, the amounts of our restricted net assets were approximately $ 3.1 million and $1.9 million, respectively.

Additional Information—Financial Statement Schedule I

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

SORL AUTO PARTS, INC.

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America. The parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the company accounts for its subsidiaries using the equity method. Please refer to the notes to the consolidated financial statements presented above for additional information and disclosures with respect to these financial statements.

Financial Information Of Parent Company
Balance Sheets

	31-Dec-08	31-Dec-07
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 32,718	$ 33,288
Other current assets	16,161	16,161
Total current assets	48,879	49,449
Deferred compensation cost-stock options	9,935	69,571
Investments in subsidiaries	81,952,101	69,521,035
TOTAL ASSETS	$ 82,010,915	$ 69,640,055
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liability	2,486,566	2,486,566
Total current liabilities	2,486,566	2,486,566
Total liabilities	2,486,566	2,486,566
Stockholders' equity:		
Common Stock - $0.002 Par Value; 50,000,000 authorized, 18,279,254 and 18,279,254 issued and outstanding as of December 31, 2008 and December 31, 2007 respectively	36,558	36,558
Additional paid-in capital	37,498,452	37,498,452
Retained earnings	41,989,339	29,618,479
Total stockholders' equity	79,524,349	67,153,489
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 82,010,915	$ 69,640,055

Financial Information Of Parent Company
Statements Of Income
For Years Ended on Dec 31, 2008 and 2007

	2008	2007
Equity in earnings of subsidiaries	$ 12,431,066	$ 10,858,638
General and administrative expenses	59,636	114,045
Financial expenses	570	562
Net income attributable to stockholders	$ 12,370,860	$ 10,744,031
Weighted average common share - Basic	18,279,254	18,277,094
Weighted average common share - Diluted	18,279,254	18,323,315
EPS - Basic	0.68	0.59
EPS - Diluted	0.68	0.59

Financial Information Of Parent Company
For Years Ended On December 31, 2008 And 2007

	Number of Share	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholders' Equity
Beginning Balance – Jan 1, 2007	18,275,126	36,550	37,444,051	18,874,448	56,355,049
Net Income	—	—	—	10,744,031	10,744,031
Common stock of 4,128 shares issued	4128	8	31,200	—	31,208
4,128 options issued in 2007	—	—	23,201	—	23,201
Ending Balance - December 31, 2007	18,279,254	36,558	37,498,452	29,618,479	67,153,489
Net Income	—	—	—	12,370,860	12,370,860
Ending Balance - December 31, 2008	18,279,254	36,558	37,498,452	41,989,339	79,524,349

Financial Information Of Parent Company
Statements Of Cash Flows
For Years Ended on Dec 31, 2008 and 2007

	2008	2007
ash flow from operating activities:		
let income	$ 12,370,860	$ 10,744,031
Adjustments to reconcile net income to net cash provided by operating activities		
quity in earnings of subsidiaries	(12,431,066)	(10,858,638)
Stock-Based Compensation Expense	59,636	114,045
hanges in other current assets	—	(14,396)
Changes in other current liabilities	—	—
let cash provided by operating activities	$ (570)	$ (14,958)
Cash flows from investing activities:		
nvestment in subsidiaries, net of cash acquired	$ —	$ —
let cash (used in) provided by investing activities	$ —	$ —
Cash flows from financing activities:		
Proceeds from Share Issuance	$ —	$ —
let cash provided by (used in) financing activities	$ —	$ —
let change in increase in cash and cash equivalents	$ (570)	$ (14,958)
Cash and cash equivalents, beginning of period	33,288	48,246
Cash and cash equivalents, end of period	$ 32,718	$ 33,288

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and the chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, conclude that the Company's disclosure controls and procedures were effective as of December 31, 2008.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the fourth fiscal quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing adequate internal control over financial reporting, as such item is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedure may deteriorate.

This report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. The management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary roles of the Securities and Exchange Commission that permit the company to provide only a management's report in this Annual Report.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth our executive officers and key employees, their ages and the positions they held as of December 31, 2008.

Name	Age	Position
Xiao Ping Zhang	46	Chief Executive Officer and Chairman
Xiao Feng Zhang	41	Chief Operating Officer and Director
Zong Yun Zhou	54	Chief Financial Officer

Information about our directors is presented under the caption "Election of Directors" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

Information about our Audit Committee is presented under the caption "Election of Directors–Committees of the Board of Directors–Audit Committee" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information about our compliance with Section 16 of the Exchange Act of 1934, as amended, is presented under the caption "Section 16(a) Beneficial Ownership Reporting compliance" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

Information about executive compensation is presented under the captions "Compensation to Executive Officers," "Compensation of Directors," "Report of the Compensation Committee" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership is presented under the caption "Beneficial Ownership of Common Stock" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

Information about our equity compensation plans is presented under the caption "Equity Compensation Plans" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about transactions with related persons is presented under the caption "Related Person Transactions" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

Information about director independence is presented under the caption "Election of Directors–Director Independence" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information about aggregate fees billed to us by our principal accountant is presented under the caption "Principal Accounting Firm Fees" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 10th, 2009 and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3. List of Exhibits. See the Exhibit Index for a list of the exhibits incorporated by reference or filed with this report.

(a) 1. Financial Statements.

See Item 8 for the financial statements filed with this report.

2. Financial Statement Schedules.

See Item 8 of this report

(b) Exhibits required by Item 601 of Regulation S-K.

1. Financial Statements.

See Item 8 for the financial statements filed with this report.

2. Financial Statement Schedules.

See Item 8 of this report

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT DESCRIPTION
3.1	Articles of Incorporation (1)
3.2	Bylaws (2)
10.1	Share Exchange Agreement and Plan of Reorganization (3)
10.2	Joint Venture Agreement (revised)(4)
10.3	Employment Agreement—Xiao Ping Zhang (5)
10.4	Employment Agreement—Xiao Feng Zhang (5)

ι0.5	Employment Agreement—Zong Yun Zhou (5)
⁊1.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
1.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
'2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).

:) Incorporated herein by reference from the Registrant's Form 10-QSB filed with the Securities and Exchange Commission, on May 28, 2003.

.2) Incorporated herein by reference from the Registrant's Form 8-K Current Report as filed with the Securities and Exchange Commission, on March 17, 2009.

'3) Incorporated herein by reference from Registrant's Form 8-K Current Report, and amendment thereto, as filed with the Securities and Exchange Commission on May 24, 2004.

.4) Incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 27, 2008.

5) Incorporated herein by reference from the Registrant's Form S-1 as filed with the Securities and Exchange Commission on August 31, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of March 2009.

SORL AUTO PARTS, INC.

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Name	Position	Date
/s/ Xiao Ping Zhang Xiao Ping Zhang	Chief Executive Officer, and Chairman	March 30, 2009
/s/ Xiao Feng Zhang Xiao Feng Zhang	Chief Operating Officer and Director	March 30, 2009
/s/ Zong Yun Zhou Zong Yun Zhou	Chief Financial Officer	March 30, 2009
/s/ Li Min Zhang Li Min Zhang	Director	March 30, 2009
/s/ Zhi Zhong Wang Zhi Zhong Wang	Director	March 30, 2009

s/ Yi Guang Huo 'i Guang Huo	Director	March 30, 2009
s/ Jiang Hua Feng 'iang Hua Feng	Director	March 30, 2009
's/ Jung Kang Chang lung Kang Chang	Director	March 30, 2009

Exhibit 31.1

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL EXECUTIVE OFFICER

I, Xiao Ping Zhang, certify that:

(1) I have reviewed this Form 10-K of SORL Auto Parts, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

(4) The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

(5) The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: March 30, 2009

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL FINANCIAL OFFICER

I, Zong Yun Zhou, certify that:

(1) I have reviewed this Form 10-K of SORL Auto Parts, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

(4) The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

(5) The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: March 30, 2009

By: /s/ Zong Yun Zhou
Zong Yun Zhou
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SORL AUTO PARTS, INC. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date here of (the "report"), we, Xiao Ping Zhang and Zong Yun Zhou, Chief Executive Officer and Chief Financial Officer, respectively, of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 30th day of March, 2009

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

By: /s/ Zong Yun Zhou
Zong Yun Zhou
Chief Financial Officer

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Board of Directors

Xiao Ping Zhang, Chairman

Xiao Feng Zhang

Lin Min Zhang

Zhi Zhong Wang

Yi Guang Huo

Jiang Hua Feng

Jung Kang Chang

Executive Officers

Xiao Ping Zhang, Chief Executive Officer

Zong Yun Zhou, Chief Financial Officer

Xiao Feng Zhang, Chief Operating Officer

Jason Zhang, Deputy General Manager

SORL AUTO PARTS, INC.

This annual report contains forward-looking statements. See Item 7, on page 34 in our amended Form 10-K included in this annual report for additional information and qualifications regarding forward-looking statements.

SORL AUTO PARTS, INC.

Ruili Industry Area
No. 1169 YuMeng Road
Ruian Economic Development Zone, Zhejiang 325200, China
Tel: +86-577-65817720 65817721
Fax: +86-577-65817733
http://www.sorl.cn

Investor Contacts

Mr. Ben Chen
Director of Investor Relations
SORL Auto Parts, Inc.
Tel: +86-577-65817721
ben@sorl.com.cn

Wei-Jung Yang
ICR, Inc.
Tell: +86-10-8523 3088
Email: weijung.yang@icrinc.com

Brian M. Prenoveau, CFA
ICR, Inc.
Tell: +1-203 682 8200
Email: brian.prenoveau@icrinc.com